UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM C

UNDER THE SECURITIES ACT OF 1933

(Mark one.)

- ☑ Form C: Offering Statement
- ☐ Form C-U: Progress Update
- ☐ Form C/A: Amendment to Offering Statement
  - ☐ Check box if Amendment is material and investors must reconfirm within five business days.
- ☐ Form C-AR: Annual Report
- ☐ Form C-AR/A: Amendment to Annual Report
- ☐ Form C-TR: Termination of Reporting

Name of issuer
ScentBox, Inc.

Legal status of issuer

Form
C-Corporation

Jurisdiction of Incorporation/Organization
Delaware

Date of organization
May 09, 2017

Physical address of issuer
3440 W Warner Ave Ste C, Santa Ana, CA 92704

Website of issuer
https://www.scentbox.com/

Name of intermediary through which the offering will be conducted
SI Securities, LLC

CIK number of intermediary
0001603038

SEC file number of intermediary
008-69440

CRD number, if applicable, of intermediary
170937

Amount of compensation to be paid to the intermediary, whether as a dollar amount or a percentage of the offering amount, or a good faith estimate if the exact amount is not available at the time of the filing, for conducting the offering, including the amount of referral and any other fees associated with the offering
7.5% of the amount raised

Any other direct or indirect interest in the issuer held by the intermediary, or any arrangement for the intermediary to acquire such an interest

SI Securities will receive equity compensation equal to 5% of the number of securities sold.

Type of security offered
Preferred Equity

Target number of Securities to be offered
11,793

Price (or method for determining price)
$2.12

Target offering amount
$25,000

Oversubscriptions accepted:
☑ Yes
☐ No

Oversubscriptions will be allocated:
☐ Pro-rata basis
☑ First-come, first-served basis
☐ Other:

Maximum offering amount (if different from target offering amount)
$1,000,000

Deadline to reach the target offering amount
April 26, 2019

NOTE: If the sum of the investment commitments does not equal or exceed the target offering amount at the offering deadline, no Securities will be sold in the offering, investment commitments will be cancelled and committed funds will be returned.

Current number of employees
8

	Most recent fiscal year-end *2017	**Prior fiscal year-end* 2016**

Total Assets	$5,720	N/A
Cash & Cash Equivalents	$5,720	N/A
Accounts Receivable	$0	N/A
Short-term Debt	$136,613	N/A
Long-term Debt	$0	N/A
Revenues/Sales	$946,940	N/A
Cost of Goods Sold	$760,536	N/A
Taxes Paid	$0	N/A
Net Income	-$130,893	N/A

The jurisdictions in which the issuer intends to offer the Securities:
Alabama, Alaska, Arizona, Arkansas, California, Colorado, Connecticut, Delaware, District Of Columbia, Florida, Georgia, Guam, Hawaii, Idaho, Illinois, Indiana, Iowa, Kansas, Kentucky, Louisiana, Maine, Maryland, Massachusetts, Michigan, Minnesota, Mississippi, Missouri, Montana, Nebraska, Nevada, New Hampshire, New Jersey, New Mexico, New York, North Carolina, North Dakota, Ohio, Oklahoma, Oregon, Pennsylvania, Puerto Rico, Rhode Island, South Carolina, South Dakota, Tennessee, Texas, Utah, Vermont, Virgin Islands, U.S., Virginia, Washington, West Virginia, Wisconsin, Wyoming, American Samoa, and Northern Mariana Islands

EXHIBITS
EXHIBIT A: Offering Memorandum
EXHIBIT B: Financials
EXHIBIT C: PDF of SI Website
EXHIBIT D: Investor Deck
EXHIBIT E: Video Transcript

EXHIBIT A
OFFERING MEMORANDUM PART II OF OFFERING STATEMENT
(EXHIBIT A TO FORM C)
March 1, 2019

ScentBox, Inc.



Up to $1,000,000 of Preferred Stock

ScentBox, Inc (formerly "ScentBox, LLC")("ScentBox", the "Company," "we," "us", or "our"), is offering up to $1,000,000 of Series Seed Preferred Stock of the Company (the "Securities"). Purchasers of Securities are sometimes referred to herein as "Purchasers". The minimum target offering is $25,000 (the "Target Amount"). This Offering is being conducted on a best efforts basis and the Company must reach its Target Amount of $25,000 by April 26, 2019. The Company is making concurrent offerings under both Regulation CF (the "Offering") and Regulation D (the "Combined Offerings"). Unless the Company raises at least the Target Amount of $25,000 under the Regulation CF Offering and a total of $500,000 under the Combined Offerings (the "Closing Amount") by April 26, 2019, no Securities will be sold in this Offering, investment commitments will be cancelled, and committed funds will be returned. The Company will accept oversubscriptions in excess of the Target Amount for the Offering up to $1,000,000 (the "Maximum Amount") on a first come, first served basis. Investors who completed the subscription process by the April 19, 2019 will be permitted to increase their investment at any time on or before the April 26, 2019 upon Company consent. For the avoidance of doubt, no initial subscriptions from new investors will be accepted after the April 19, 2019. If the Company reaches its Closing Amount prior to April 26, 2019, the Company may conduct the first of multiple closings, provided that the Offering has been posted for 21 days and that investors who have committed funds will be provided notice five business days prior to the close. The minimum amount of Securities that can be purchased is $1,000 per Purchaser (which may be waived by the Company, in its sole and absolute discretion). The offer made hereby is subject to modification, prior sale and withdrawal at any time.

A crowdfunding investment involves risk. You should not invest any funds in this Offering unless you can afford to lose your entire investment.

In making an investment decision, investors must rely on their own examination of the issuer and the terms of the Offering, including the merits and risks involved. These Securities have not been recommended or approved by any federal or state securities commission or regulatory authority. Furthermore, these authorities have not passed upon the accuracy or adequacy of this document.

The U.S. Securities and Exchange Commission (the "SEC") does not pass upon the merits of any Securities offered or the terms of the Offering, nor does it pass upon the accuracy or completeness of any Offering document or literature.

These Securities are offered under an exemption from registration; however, the SEC has not made an independent determination that these Securities are exempt from registration.

This disclosure document contains forward-looking statements and information relating to, among other things, the Company, its business plan and strategy, and its industry. These forward-looking statements are based on the beliefs of, assumptions made by, and information currently available to the Company's management. When used in this disclosure document and the Company Offering materials, the words "estimate", "project", "believe", "anticipate", "intend", "expect", and similar expressions are intended to identify forward-looking statements. These statements reflect management's current views with respect to future events and are subject to risks and uncertainties that could cause the Company's action results to differ materially from those contained in the forward-looking statements. Investors are cautioned not to place undue reliance on these forward-looking statements to reflect events or circumstances after such state or to reflect the occurrence of unanticipated events.

The Company has certified that all of the following statements are TRUE for the Company in connection with this Offering:

(1) Is organized under, and subject to, the laws of a State or territory of the United States or the District of Columbia;

(2) Is not subject to the requirement to file reports pursuant to section 13 or section 15(d) of the Securities Exchange Act of 1934 (the "Exchange Act") (15 U.S.C. 78m or 78o(d));

(3) Is not an investment company, as defined in section 3 of the Investment Company Act of 1940 (15 U.S.C. 80a-3), or excluded from the definition of investment company by section 3(b) or section 3(c) of that Act (15 U.S.C. 80a-3(b) or 80a-3(c));

(4) Is not ineligible to offer or sell securities in reliance on section 4(a)(6) of the Securities Act of 1933 (the "1933 Act") (15 U.S.C. 77d(a)(6)) as a result of a disqualification as specified in § 227.503(a);

(5) Has filed with the SEC and provided to investors, to the extent required, any ongoing annual reports required by law during the two years immediately preceding the filing of this Form C; and

(6) Has a specific business plan, which is not to engage in a merger or acquisition with an unidentified company or companies.

Ongoing Reporting

The Company will file a report electronically with the SEC annually and post the report on its website, no later than April 30, 2019.

Once posted, the annual report may be found on the Company's website at https://www.scentbox.com/investors.

The Company must continue to comply with the ongoing reporting requirements until:

(1) the Company is required to file reports under Section 13(a) or Section 15(d) of the Exchange Act;

(2) the Company has filed at least three annual reports pursuant to Regulation CF and has total assets that do not exceed $10,000,000;

(3) the Company has filed at least one annual report pursuant to Regulation CF and has fewer than 300 holders of record;

(4) the Company or another party repurchases all of the Securities issued in reliance on Section 4(a)(6) of the 1933 Act, including any payment in full of debt securities or any complete redemption of redeemable securities; or

(5) the Company liquidates or dissolves its business in accordance with state law.

Neither the Company nor any or its predecessors (if any) previously failed to comply with the congoing reporting requirement of Regulation CF.

Updates

Updates on the status of this Offering may be found at: https://www.seedinvest.com/scentbox

About this Form C

You should rely only on the information contained in this Form C. We have not authorized anyone to provide you with information different from that contained in this Form C. We are offering to sell, and seeking offers to buy the Securities only in jurisdictions where offers and sales are permitted. You should assume that the information contained in this Form C is accurate only as of the date of this Form C, regardless of the time of delivery of this Form C or of any sale of Securities. Our business, financial condition, results of operations, and prospects may have changed since that date.

Statements contained herein as to the content of any agreements or other document are summaries and, therefore, are necessarily selective and incomplete and are qualified in their entirety by the actual agreements or other documents. The Company will provide the opportunity to ask questions of and receive answers from the Company's management concerning terms and conditions of the Offering, the Company or any other relevant matters and any additional reasonable information to any prospective Purchaser prior to the consummation of the sale of the Securities.

This Form C does not purport to contain all of the information that may be required to evaluate the Offering and any recipient hereof should conduct its own independent analysis. The statements of the Company contained herein are based on information believed to be reliable. No warranty can be made as to the accuracy of such information or that circumstances have not changed since the date of this Form C. The Company does not expect to update or otherwise revise this Form C or other materials supplied herewith. The delivery of this Form C at any time does not imply that the information contained herein is correct as of any time subsequent to the date of this Form C. This Form C is submitted in connection with the Offering described herein and may not be reproduced or used for any other purpose.

SUMMARY

The Business

The following summary is qualified in its entirety by more detailed information that may appear elsewhere in this Form C and the Exhibits hereto. Each prospective Purchaser is urged to read this Form C and the Exhibits hereto in their entirety.

ScentBox, Inc. dba ScentBox (formerly ScentBox, LLC) (the "Company," "we," "us", or "our"), is a Delaware Corporation that was originally formed in Delaware as a limited liability on 05/09/2017 under the name ScentBox, LLC. On February 7, 2019, the Company incorporated into a Delaware C-Corp.

The Company is located at 3440 W Warner Ave Ste C, Santa Ana, CA 92704

The Company's website is https://www.scentbox.com/

A description of our products as well as our services, process, and business plan can be found on the Company's profile page on the SI Securities, LLC ("SeedInvest") website under https://www.seedinvest.com/scentbox and is attached as Exhibit C to the Form C of which this Offering Memorandum forms a part.

The Offering

Minimum amount of Preferred Stock being offered	$25,000
Maximum amount of Preferred Stock	$1,000,000
Purchase price per Security	$2.12
Minimum investment amount per investor	$1,000
Offering deadline	April 26, 2019
Use of proceeds	See the description of the use of proceeds on page 12 hereof.
Voting Rights	See the description of the voting rights on pages 10 and 16.

RISK FACTORS

The SEC requires the Company to identify risks that are specific to its business and its financial condition. The Company is still subject to all the same risks that all companies in its business, and all companies in the economy, are exposed to. These include risks relating to economic downturns, political and economic events and technological developments (such as hacking and the ability to prevent hacking). Additionally, early-stage companies are inherently more risky than more developed companies. You should consider general risks as well as specific risks when deciding whether to invest.

Risks Related to the Company's Business and Industry

Failure to obtain new clients or renew client contracts on favorable terms could adversely affect results of operations. The Company may face pricing pressure in obtaining and retaining their clients. Their clients may be able to seek price reductions from them when they renew a contract, when a contract is extended, or when the client's business has significant volume changes. Their clients may also reduce services if they decide to move services in-house. On some occasions, this pricing pressure results in lower revenue from a client than the Company had anticipated based on their previous agreement with that client. This reduction in revenue could result in an adverse effect on their business and results of operations. Further, failure to renew client contracts on favorable terms could have an adverse effect on their business. The Company's contracts with clients generally run for several years and include liquidated damage provisions that provide for early termination fees. Terms are generally renegotiated prior to the end of a contract's term. If they are not successful in achieving a high rate of contract renewals on favorable terms, their business and results of operations could be adversely affected.

The development and commercialization of the Company's products and services are highly competitive. It faces competition with respect to any products and services that it may seek to develop or commercialize in the future. Its competitors include major companies worldwide. The fragrance market is an emerging industry where new competitors are entering the market frequently. Many of the Company's competitors have significantly greater financial, technical and human resources and may have superior expertise in research and development and marketing approved services and thus may be better equipped than the Company to develop and commercialize services. These competitors also compete with the Company in recruiting and retaining qualified personnel and acquiring technologies. Smaller or early stage companies may also prove to be significant competitors, particularly through collaborative arrangements with large and established companies. Accordingly, the Company's competitors may commercialize products more rapidly or effectively than the Company is able to, which would adversely affect its competitive position, the likelihood that its services will achieve initial market acceptance and its ability to generate meaningful additional revenues from its products and services.

The Company's projections are aggressive. If its assumptions are wrong, and its projections regarding market penetration are too aggressive, its financial projections may overstate its viability. In addition, the forward-looking statements are only predictions. The Company has based these forward-looking statements largely on its current expectations and projections about future events and financial trends that it believes may affect its business, financial condition and results of operations. Forward-looking statements involve known and unknown risks, uncertainties and other important factors that may cause actual results, performance or achievements to be materially different from any future results, performance or achievements expressed or implied by the forward-looking statements.

The Company's business model is capital intensive. The amount of capital the Company is attempting to raise in this Offering is not enough to sustain the Company's current business plan. In order to achieve the Company's near and long-term goals, the Company will need to procure funds in addition to the amount raised in the Offering. There is no guarantee the Company will be able to raise such funds on acceptable terms or at all. If the Company are not able to raise sufficient capital in the future, it will not be able to execute its business plan, its continued operations will be in jeopardy and it may be forced to cease operations and sell or otherwise transfer all or substantially all of its remaining assets, which could cause a Purchaser to lose all or a portion of his or her investment.

The Company may face difficulties in obtaining capital. The Company may have difficulty raising needed capital in the future as a result of, among other factors, its lack of delivery-ready product and revenues from sales, as well as the inherent business risks associated with the company and present and future market conditions. The business currently does not generate any sales and future sources of revenue may not be sufficient to meet its future capital requirements. The Company will require additional funds to execute its business strategy and conduct operations. If adequate funds are unavailable, the Company may be required to delay, reduce the scope of or eliminate one or more of its product launches or marketing efforts, any of which may materially harm its business, financial condition and results of operations

Cyclical and seasonal fluctuations in the economy, may have an effect on our business. Both cyclical and seasonal fluctuations in internet usage may affect our business. Internet usage generally slows during the summer months, and queries typically increase significantly in the fourth quarter of each year. These seasonal trends may cause fluctuations in our quarterly results, including fluctuations in revenues.

The Company's success depends on the experience and skill of the board of directors, its executive officers and key employees. In particular, the Company is dependent on Craig DuAlba and Les DuAlba. There can be no assurance that they will continue to be employed by the Company for a particular period of time. The loss of our key employees or any member of the board of directors or executive officer could harm the Company's business, financial condition, cash flow and results of operations. Further, Craig DuAlba and Les DuAlba are brothers. This could introduce unique risks, given the idiosyncrasies of interpersonal relationships. Interpersonal issues such as fights or severe disruption in a familial relationship could disrupt the day-to-day operation of the business, and could negatively impact the financial position of the Company.

The Company does not have an employment contract in place with its team members. Employment agreements typically provide protections to the Company in the event of the employee's departure, specifically addressing who is entitled to any intellectual property created or developed by those employees in the course of their employment and covering topics such as non-competition and non-solicitation. As a result, if the team members were to leave the Company, the Company might not have any ability to prevent their direct competition, or have any legal right to intellectual property created during their employment. There is no guarantee that an employment agreement will be entered into.

The Company has conducted related-party transactions. As of December 31, 2017, there was an outstanding balance owed by related-party Candlebay LLC to the Company in the amount of $99,801. As of December 31, 2017, there was an outstanding balance owed to related-party Perfume Emporium Inc. by the Company in the amount of $174,274. As both of these entities are owned by the members of the Company, the net amount of $74,473 has been reported as a related-party liability in the balance sheet. Additionally, the trademark for ScentBox Inc was filed by the related party Candlebay LLC. This trademark was published for opposition on April 4, 2017. A company with a similar name, "Luxury Scent Box", ("LSB") filed an opposition to the trademark, and LSB also threatened legal action. Candlebay LLC and LSB decided to enter into a Trademark Coexistence Agreement as of August 27, 2018 as a resolution to this trademark dispute. Candlebay LLC has yet to successfully register its trademark and there is no guarantee that this trademark will ever be registered. There is no guarantee that ScentBox Inc will own the word mark "SCENTBOX".

The Company has outstanding liabilities. The Company has on going credit with suppliers (over thirty) and currently runs about $100,000 in liabilities to those suppliers in the form of vendor credit.

The Company has not filed a Form D for its SAFE Note offering from January 2019. The SEC rules require a Form D to be filed by companies within 15 days after the first sale of securities in the offering relying on Regulation D. Failing to register with the SEC or get an exemption may lead to fines, the right of investors to get their investments back, and even criminal charges. There is a risk that a late penalty could apply.

The Company converted from an LLC to a C-corp on February 7, 2019 and has not yet finalized its bylaws. Bylaws are legally enforceable documents that instruct the corporation, shareholders, officers, and directors how the affairs of the business must be conducted. When conflict or disagreement arises, they state how to decide who is right. They may impose restrictions on who can own stock in the corporation or how a stockholder must sell his or her stock, so they provide a way for companies to ensure that there are limits on who is involved with the management, ownership, and control of the company. Without bylaws state-specific laws provide default rules that may or may not be the most beneficial and effective fit for a business. Further, a company may be at risk for a "hostile takeover" as a lower number of votes may be required for action than the company would like. Additionally, board members may have conflicts of interest which may or may not need to be disclosed depending on state laws.

The Company has a SAFE in the principal amount of $100,000 outstanding. Such SAFE will convert into approximately 240,000 shares of Series Seed Preferred Stock at the closing of this Combined Offering. In addition, SI Securities, LLC shall receive an amount of Series Seed Preferred Stock as commission equal to 5% of the total securities sold in this Combined Offering.

Risks Related to the Securities

The Series Seed Preferred Stock will not be freely tradable until one year from the initial purchase date. Although the Series Seed Preferred Stock may be tradable under federal securities law, state securities regulations may apply and each Purchaser should consult with his or her attorney. You should be aware of the long-term nature of this investment. There is not now and likely will not be a public market for the Series Seed Preferred Stock. Because the Series Seed Preferred Stock have not been registered under the 1933 Act or under the securities laws of any state or non-United States jurisdiction, the Series Seed Preferred Stock have transfer restrictions and cannot be resold in the United States except pursuant to Rule 501 of Regulation CF. It is not currently contemplated that registration under the 1933 Act or other securities laws will be effected. Limitations on the transfer of the Series Seed Preferred Stock may also adversely affect the price that you might be able to obtain for the Series Seed Preferred Stock in a private sale. Purchasers should be aware of the long-term nature of their investment in the Company. Each Purchaser in this Offering will be required to represent that it is purchasing the Securities for its own account, for investment purposes and not with a view to resale or distribution thereof.

A majority of the Company is owned by a small number of owners. Prior to the Offering the Company's current owners of 20% or more beneficially own up to 100% of the Company. Subject to any fiduciary duties owed to our other owners or investors under Delaware law, these owners may be able to exercise significant influence over matters requiring owner approval, including the election of directors or managers and approval of significant Company transactions, and will have significant control over the Company's management and policies. Some of these persons may have interests that are different from yours. For example, these owners may support proposals and actions with which you may disagree. The concentration of ownership could delay or prevent a change in control of the Company or otherwise discourage a potential acquirer from attempting to obtain control of the Company, which in turn could reduce the price potential investors are willing to pay for the Company. In addition, these owners could use their voting influence to maintain the Company's existing management, delay or prevent changes in control of the Company, or support or reject other management and board proposals that are subject to owner approval.

Your ownership of the shares of preferred stock may be subject to dilution. Non-Major Purchasers (as defined below) of preferred stock do not have preemptive rights. If the Company conducts subsequent offerings of preferred stock or Securities convertible into preferred stock, issues shares pursuant to a compensation or distribution reinvestment plan or otherwise issues additional shares, investors who purchase shares in this Offering who do not participate in those other stock issuances will experience dilution in their percentage ownership of the Company's outstanding shares. Furthermore, Purchasers may experience a dilution in the value of their shares depending on the terms and pricing of any future share issuances (including the shares being sold in this Offering) and the value of the Company's assets at the time of issuance.

The value of your preferred stock may be diluted if the company issues options after this offering. No unallocated post-money option pool has been included in the calculation of the share price. Inclusion of an unallocated option pool protects shareholders from suffering immediate dilution when a company issues options as compensation to employees after a financing. If the Company issues additional options after this Combined Offering, it will dilute the value of Series Seed Preferred Shares.

You will be bound by an investor proxy agreement, which limits your voting rights. All Non-Major Purchasers of Series Seed Preferred Stock will be bound by an investor proxy agreement. This agreement will limit your voting rights and at a later time may require you to convert your future preferred shares into common shares without your consent. Non-Major Purchasers will be bound by this agreement, unless Non-Major Purchasers holding a majority of the principal amount outstanding of the Series Seed Preferred Stock held by Non-Major Purchasers vote to terminate the agreement.

The Securities will be equity interests in the Company and will not constitute indebtedness. The Securities will rank junior to all existing and future indebtedness and other non-equity claims on the Company with respect to assets available to satisfy claims on the Company, including in a liquidation of the Company. Additionally, unlike indebtedness, for which principal and interest would customarily be payable on specified due dates, there will be no specified payments of dividends with respect to the Securities and dividends are payable only if, when and as authorized and declared by the Company and depend on, among other matters, the Company's historical and projected results of operations, liquidity, cash flows, capital levels, financial condition, debt service requirements and other cash needs, financing covenants, applicable state law, federal and state regulatory prohibitions and other restrictions and any other factors the Company's board of directors deems relevant at the time. In addition, the terms of the Securities will not limit the amount of debt or other obligations the Company may incur in the future. Accordingly, the Company may incur substantial amounts of additional debt and other obligations that will rank senior to the Securities.

There can be no assurance that we will ever provide liquidity to Purchasers through either a sale of the Company or a registration of the Securities. There can be no assurance that any form of merger, combination, or sale of the Company will take place, or that any merger, combination, or sale would provide liquidity for Purchasers. Furthermore, we may be unable to register the Securities for resale by Purchasers for legal, commercial, regulatory, market-related or other reasons. In the event that we are unable to effect a registration, Purchasers could be unable to sell their Securities unless an exemption from registration is available.

The Company does not anticipate paying any cash dividends for the foreseeable future. The Company currently intends to retain future earnings, if any, for the foreseeable future, to repay indebtedness and to support its business. The Company does not intend in the foreseeable future to pay any dividends to holders of its shares of preferred stock.

Any valuation at this stage is difficult to assess. Unlike listed companies that are valued publicly through market-driven stock prices, the valuation of private companies, especially startups, is difficult to assess and you may risk overpaying for your investment. In addition, there may be additional classes of equity with rights that are superior to the class of equity being sold.

BUSINESS

Description of the Business

Monthly subscription service for designer fragrances.

Business Plan
Designer fragrances cost too much! And with over 1,000 new fragrances launched each year, it's becoming increasingly difficult and expensive to sample a variety of different fragrances.
ScentBox allows members to easily discover new scents and receive a 30-day supply for just $14.95/mo. They choose from over 800 designer fragrances and fill up their monthly fragrance calendar with the fragrances they want to receive each month.
Our service allows members to expand their fragrance library like never before. Gone are the days where people just have 1 signature fragrance. They want fragrances for different seasons, day, evening, etc. ScentBox allows them to do that economically.

The Company's Products and/or Services
ScentBox is a monthly subscription service for designer fragrances. Each month members choose a 30-day supply of a new designer fragrance that we'll send right to their door. No annoying fragrance counters at the mall; no buying big expensive bottles that they later realize they can't stand. With over 800 original designer fragrances, members have access to a large inventory that will allow them to really expand their fragrance library. Including some premium high-end fragrances that are just not affordable otherwise.

Competition
The markets in which our services are sold are highly competitive. Our services compete against similar platforms of many large and small companies, including well-known global competitors. In many of the markets and industry segments in which we sell our services, we compete against other branded services. Product quality, performance, value and packaging are also important differentiating factors.

Customer Base
Our current member base is: 66% women vs 34% men. Age range of 21-65, with 21-45 being the most dominant age group.

Intellectual Property
The Company is dependent on the following intellectual property: None.

Litigation
None.

USE OF PROCEEDS
We will adjust roles and tasks based on the net proceeds of the Offering. We plan to use these proceeds as described below.

Offering Expenses
The use of proceeds for expenses related to the Combined Offering is as follows:
- If the Company raises the Target Amount, it will use 47.50% of the proceeds, or $11,875, towards offering expenses;
- If the Company raises the Closing Amount, it will use 9.50% of the proceeds, or $47,500, towards offering expenses; and
- If the Company raises the Maximum Amount, it will use 8.50% of the proceeds, or $85,000, towards offering expenses

The proceeds remaining after meeting offering expenses will be used as follows:

Use of Proceeds	% if Target Amount Raised ($25,000)	% if Closing Amount Raised ($500,000)	% if Maximum Amount Raised ($1,000,000)
Marketing	75%	75%	75%
Fulfillment	10%	10%	10%
Tech	15%	15%	15%

The above table of the anticipated use of proceeds is not binding on the Company and is merely a description of its current intentions. We reserve the right to change the above use of proceeds if management believes it is in the best interests of the Company.

DIRECTORS, OFFICERS, AND MANAGERS

The directors, officers, and managers of the Company are listed below along with all positions and offices held at the Company and their principal occupation and employment responsibilities for the past three (3) years.

Name	Positions and Offices Held at the Company	Principal Occupation and Employment Responsibilities for the Last Three (3) Years
Les DuAlba	CEO	CEO at Scentbox. Co-founder of Candlebay, LLC Co-founder of Perfume Emporium, LLC
Craig DuAlba	CTO	CTO at Scentbox. Co-founder of Candlebay, LLC Co-founder of Perfume Emporium, LLC

Indemnification

Indemnification is authorized by the Company to managers, officers or controlling persons acting in their professional capacity pursuant to Delaware law. Indemnification includes expenses such as attorney's fees and, in certain circumstances, judgments, fines and settlement amounts actually paid or incurred in connection with actual or threatened actions, suits or proceedings involving such person, except in certain circumstances where a person is adjudged to be guilty of gross negligence or willful misconduct, unless a court of competent jurisdiction determines that such indemnification is fair and reasonable under the circumstances.

Employees

The Company currently has 8 full-time employees in California.

CAPITALIZATION AND OWNERSHIP

Capitalization

The Company has issued the following outstanding Securities:

Type of security	Amount outstanding	Voting rights	How this security may limit, dilute, or qualify the Securities issues pursuant to this Offering	Percentage ownership of the Company by the holders of such securities prior to the Offering on a fully-diluted, as converted basis	Other material terms
Common Stock	2,000*	Yes	N/A	100%	N/A

*The Company plans to perform a share split. Prior to closing, the amount of outstanding shares will be updated from 2,000 to 4,000,000 prior to the closing of this round.

The Company has the following Convertible Securities outstanding:

Type of Convertible Securities	Name of Holder	Amount outstanding	Interest rate	Maturity date	Other material terms
SAFE	LAUNCH Incubator I	$100,000	NA	NA	Information rights; 1 board seat

The Company has a SAFE in the principal amount of $100,000 outstanding. Such SAFE will convert into approximately 240,000 shares of Series Seed Preferred Stock at the closing of this Combined Offering. In addition,

SI Securities, LLC shall receive an amount of Series Seed Preferred Stock as commission equal to 5% of the total securities sold in this Combined Offering.

Ownership

A majority of the Company is owned by the two founders, Les DuAlba and Craig DuAlba.

Below are the beneficial owners of 20% percent or more of the Company's outstanding voting equity securities, calculated on the basis of voting power, are listed along with the amount they own.

Name	Number and type/class of security held	Percentage ownership
Les DuAlba	2,000,000* Common Stock	50%
Craig DuAlba	2,000,000* Common Stock	50%

*On a post-raise basis.

FINANCIAL INFORMATION

Please see the financial information listed on the cover page of this Form C and attached hereto in addition to the following information. Financial statements are attached hereto as Exhibit B.

Operations

As of December, 2017, the Company has incurred losses from inception of approximately $81,505 which, among other factors, raises substantial doubt about the Company's ability to continue as a going concern. The ability of the Company to continue as a going concern is dependent upon management's plans to raise additional capital from the issuance of debt or the sale of stock, its ability to commence profitable sales of its flagship product, and its ability to generate positive operational cash flow. The accompanying financial statements do not include any adjustments that might be required should the Company be unable to continue as a going concern.

Revenue Recognition
- The Company recognizes revenue only when all of the following criteria have been met:
- Persuasive evidence of an arrangement exists;
- Delivery has occurred or services have been rendered;
- The fee for the arrangement is fixed or determinable; and
- Collectability is reasonably assured.

As of December 31, 2017, there was an outstanding balance owed by related-party Candlebay LLC to the Company in the amount of $99,801. As of December 31, 2017, there was an outstanding balance owed to related-party Perfume Emporium Inc. by the Company in the amount of $174,274. As both of these entities are owned by the members of the Company, the net amount of $74,473 has been reported as a related-party liability in the balance sheet.

The trademark for ScentBox Inc was filed by the related party Candlebay LLC. This trademark was published for opposition on April 4, 2017 and received an opposition. The founders does not want to transfer the trademark from Candlebay LLC to the Company until this matter is resolved. There is no guarantee that the Company will own the word mark "SCENTBOX".

Liquidity and Capital Resources

The proceeds from the Offering are essential to our operations. We plan to use the proceeds as set forth above under "Use of Proceeds", which is an indispensable element of our business strategy. The Offering proceeds will have a beneficial effect on our liquidity, as we have approximately $48,000 in cash on hand as of January 31, 2019 which will be augmented by the Offering proceeds and used to execute our business strategy.

The Company currently does not have any additional outside sources of capital other than the proceeds from the Combined Offerings.

Capital Expenditures and Other Obligations

The Company does not intend to make any material capital expenditures in the future.

Trends and Uncertainties

After reviewing the above discussion of the steps the Company intends to take, potential Purchasers should consider whether achievement of each step within the estimated time frame is realistic in their judgment. Potential Purchasers should also assess the consequences to the Company of any delays in taking these steps and whether the Company will need additional financing to accomplish them.

The financial statements are an important part of this Form C and should be reviewed in their entirety. The financial statements of the Company are attached hereto as Exhibit B.

Valuation

Based on the Offering price of the Securities, the pre-Offering value ascribed to the Company is $9,000,000.

Before making an investment decision, you should carefully consider this valuation and the factors used to reach such valuation. Such valuation may not be accurate and you are encouraged to determine your own independent value of the Company prior to investing.

As discussed in "Dilution" below, the valuation will determine the amount by which the investor's stake is diluted immediately upon investment. An early-stage company typically sells its shares (or grants options over its shares) to its founders and early employees at a very low cash cost, because they are, in effect, putting their "sweat equity" into the Company. When the Company seeks cash investments from outside investors, like you, the new investors typically pay a much larger sum for their shares than the founders or earlier investors, which means that the cash value of your stake is immediately diluted because each share of the same type is worth the same amount, and you paid more for your shares (or the notes convertible into shares) than earlier investors did for theirs.

There are several ways to value a company. None of them is perfect and all of them involve a certain amount of guesswork. The same method can produce a different valuation if used by a different person.

Liquidation Value - The amount for which the assets of the Company can be sold, minus the liabilities owed, e.g., the assets of a bakery include the cake mixers, ingredients, baking tins, etc. The liabilities of a bakery include the cost of rent or mortgage on the bakery. However, this value does not reflect the potential value of a business, e.g. the value of the secret recipe. The value for most startups lies in their potential, as many early stage companies do not have many assets (they probably need to raise funds through a securities offering in order to purchase some equipment).

Book Value - This is based on analysis of the Company's financial statements, usually looking at the Company's balance sheet as prepared by its accountants. However, the balance sheet only looks at costs (i.e. what was paid for the asset), and does not consider whether the asset has increased in value over time. In addition, some intangible assets, such as patents, trademarks or trade names, are very valuable but are not usually represented at their market value on the balance sheet.

Earnings Approach - This is based on what the investor will pay (the present value) for what the investor expects to obtain in the future (the future return), taking into account inflation, the lost opportunity to participate in other investments, the risk of not receiving the return. However, predictions of the future are uncertain and valuation of future returns is a best guess.

Different methods of valuation produce a different answer as to what your investment is worth. Typically liquidation value and book value will produce a lower valuation than the earnings approach. However, the earnings approach is also most likely to be risky as it is based on many assumptions about the future, while the liquidation value and book value are much more conservative.

Future investors (including people seeking to acquire the Company) may value the Company differently. They may use a different valuation method, or different assumptions about the Company's business and its market. Different valuations may mean that the value assigned to your investment changes. It frequently happens that when a large institutional investor such as a venture capitalist makes an investment in a company, it values the Company at a lower price than the initial investors did. If this happens, the value of the investment will go down.

Previous Offerings of Securities

We have made the following issuances of securities within the last three years:

Previous Offering	Date of Previous Offering	Offering Exemption Relied Upon	Type of Securities Offered	Amount of Securities Sold	Use of Proceeds of the Previous Offering
SAFE	January 22, 2019	Reg D	SAFE	100,000	Working capital

THE OFFERING AND THE SECURITIES

The Securities Offered in this Offering

The following description is a brief summary of the material terms of the Securities being offered and is qualified in its entirety by the terms contained in the Series Seed Preferred Stock Investment Agreement and the investor proxy agreement (if a Non-Major Purchaser).

Our Target Amount for this Offering to investors under Regulation Crowdfunding is $25,000.

Additionally, we have set a minimum Closing Amount of $500,000 between our Combined Offerings under Regulation Crowdfunding and Regulation D, which we will need to meet before the Offering may close.

The minimum investment in this Offering is $1,000. SeedInvest Auto Invest participants have a lower investment minimum in this offering of $200. Investments of $20,000 or greater will only be accepted through the Regulation D offering.

Securities Sold Pursuant to Regulation D
The Company is selling securities in a concurrent offering to accredited investors under Rule 506(c) under the 1933 Act at the same time as this Offering under Regulation Crowdfunding (together, the "Combined Offerings").

The Company is offering the Series Seed Preferred Stock to accredited investors on substantially same terms as investors in the Regulation Crowdfunding Offering.

However, investors who invest $50,000 or greater in the Regulation D offering will be considered "Major Purchasers," and will be entitled to some additional rights relating to their investment, including:
- greater information and inspection rights
- if there is a next financing, they will receive the more favorable rights, if any, of Major Purchasers in the next financing
- a right of first refusal for the transfer of common stock by a key holder, if the Company does not exercise that right.

Classes of securities of the Company

Common Stock
As of the date of this filing, the Company has issued 2,000 shares of Common Stock.

Dividend Rights
Yes

Voting Rights
Yes

Right to Receive Liquidation Distributions
Yes

Rights and Preferences
None

Series Seed Preferred Stock

Dividend Rights

Holders of Preferred Stock are entitled to receive dividends pari passu with holders of common stock, as may be declared from time to time by the board of directors out of legally available funds. The Company has never declared or paid cash dividends on any of its capital stock and currently does not anticipate paying any cash dividends after this offering or in the foreseeable future.

Voting Rights
So long as at least 25% of the original number of Preferred Stock is outstanding, holders of Preferred Stock are entitled to vote on all matters submitted to a vote of the stockholders as a single class with the holders of common stock. Specific matters submitted to a vote of the stockholders require the approval of a majority of the holders of Preferred Stock voting as a separate class. These matters include any vote to:

- alter the rights, powers or privileges of the Preferred Stock set forth in the restated certificate or bylaws, as then in effect, in a way that adversely affects the Preferred Stock;
- increase or decrease the authorized number of shares of any class or series of capital stock;
- authorize or create (by reclassification or otherwise) any new class or series of capital stock having rights, powers, or privileges set forth in the certificate of incorporation, as then in effect, that are senior to or on a parity with any series of preferred stock;
- redeem or repurchase any shares of common stock or preferred stock (other than pursuant to employee or consultant agreements giving the Company the right to repurchase shares upon the termination of services pursuant to the terms of the applicable agreement);
- declare or pay any dividend or otherwise make a distribution to holders of preferred stock or common stock;
- increase or decrease the number of directors;
- liquidate, dissolve, or wind-up the business and affairs of the Company, effect any deemed liquidation event, or consent, agree or commit to do any of the foregoing without conditioning such consent, agreement or commitment upon obtaining approval of the holders of Preferred Stock.

So long as at least 50% percent of the initially issued shares of Preferred Stock remain outstanding, the Preferred Stock exclusively and as a separate class, are entitled to elect one director of the Company, the holders of record of the shares of Common Stock, exclusively and as a separate class, shall be entitled to elect four director(s) of the Company, and any additional directors will be elected by the affirmative vote of a majority of the Preferred Stock and Common Stock, voting together as a single class on an as-converted basis. For administrative convenience, the initial Preferred Stock Director may also be appointed by the Board in connection with the approval of the initial issuance of Series Seed Preferred Stock without a separate action by the holders of a majority of Series Seed Preferred Stock.

Right to Receive Liquidation Distributions
In the event of our liquidation, dissolution, or winding up, holders of our Series Seed Preferred Stock will be entitled to receive the greater of 1 times the original issue price, plus any dividends declared but unpaid or such amounts that they would have received had all shares of preferred shares been converted to common shares. Holders of Series Seed Preferred Stock receive these distributions before any holders of Series A Preferred Stock and common stock.

Conversion Rights
The Series Seed Preferred Stock are convertible into one share of common stock (subject to proportional adjustments for stock splits, stock dividends and the like) at any time at the option of the holder.

Rights under the Series Seed Preferred Stock Investment Agreement
Under the Series Seed Preferred Stock Investment Agreement (the "Investment Agreement"), investors who have invested $50,000 or greater are designated Major Purchasers. Major Purchasers are granted some additional rights and preferences under the Investment Agreement, as summarized below. If the next financing the Company undertakes provides for more favorable provisions (e.g., registration rights, rights of co-sale, etc.), holders of Series Seed Preferred Stock will be entitled to substantially similar provisions. Further holders who are Major Purchasers under the Investment Agreement relating to this offering, will be considered Major Purchasers with respect to provisions in the next financing (to the extent the Major Purchaser concept is used in such financing). If there is right a first refusal for the transfer of common stock by a key holder, and the Company does not exercise that right, Major Purchasers will be entitled to exercise that right for a pro-rata share of the key holder's common stock.

Holders of Series Seed Preferred Stock are subject to a drag-along provision as set forth in the Investment Agreement, pursuant to which, and subject to certain exemptions, each holder of shares of the Company agrees that, in the event the Company's board of directors, and a majority of the holders of a majority common stock that is issued and issuable upon conversion of the preferred shares vote in favor of a deemed liquidation event (e.g., merger or sale of the Company) and agree to transfer their respective shares, then all holders of shares will vote in favor of the deemed liquidation event and if requested perform any action reasonably required to transfer their shares.

All Non-Major Purchasers of Series Seed Preferred Stock will be bound by an investor proxy agreement. This agreement will limit your voting rights and at a later time may require you to convert your future preferred shares into common shares without your consent. Non-Major Purchasers will be bound by this agreement, unless Non-Major Purchasers holding a majority of the principal amount outstanding of the Series Seed Preferred Stock held by Non-Major Purchasers vote to terminate the agreement.

What it means to be a minority holder
As an investor in Series Seed Preferred Stock of the Company, your rights will be more limited than the rights of the holders of common stock who control the Company in regards to the corporate actions of the Company, including additional issuances of securities, Company repurchases of securities, a sale of the Company or its significant assets, or Company transactions with related parties. Even if your securities convert to common stock of the Company, investors in this offering will hold minority interests, potentially with rights less than those of other investors, and will have limited influence on the corporate actions of the Company.

Dilution
Even once the Series Seed Preferred Stock convert into preferred or common equity securities, as applicable, the investor's stake in the Company could be diluted due to the Company issuing additional shares. In other words, when the Company issues more shares (or additional equity interests), the percentage of the Company that you own will go down, even though the value of the Company may go up. You will own a smaller piece of a larger company. This increase in number of shares outstanding could result from a stock offering (such as an initial public offering, another crowdfunding round, a venture capital round or angel investment), employees exercising stock options, or by conversion of certain instruments (e.g. convertible bonds, preferred shares or warrants) into stock.

If a company decides to issue more shares, an investor could experience value dilution, with each share being worth less than before, and control dilution, with the total percentage an investor owns being less than before. There may also be earnings dilution, with a reduction in the amount earned per share (though this typically occurs only if the company offers dividends, and most early stage companies are unlikely to offer dividends, preferring to invest any earnings into the company).

The type of dilution that hurts early-stage investors mostly occurs when a company sells more shares in a "down round," meaning at a lower valuation than in earlier offerings. An example of how this might occur is as follows (numbers are for illustrative purposes only):

- In June 2014 Jane invests $20,000 for shares that represent 2% of a company valued at $1 million.
- In December, the company is doing very well and sells $5 million in shares to venture capitalists on a valuation (before the new investment) of $10 million. Jane now owns only 1.3% of the company but her stake is worth $200,000.
- In June 2015 the company has run into serious problems and in order to stay afloat it raises $1 million at a valuation of only $2 million (the "down round"). Jane now owns only 0.89% of the company and her stake is worth only $26,660.

This type of dilution might also happen upon conversion of convertible notes into shares. Typically, the terms of convertible notes issued by early-stage companies provide that in the event of another round of financing, the holders of the convertible notes get to convert their notes into equity at a "discount" to the price paid by the new investors, i.e., they get more shares than the new investors would for the same price. Additionally, convertible notes may have a "price cap" on the conversion price, which effectively acts as a share price ceiling. Either way, the holders of the convertible notes get more shares for their money than new investors. In the event that the financing is a "down round" the holders of the convertible notes will dilute existing equity holders, and even more than the new investors do, because they get more shares for their money.

If you are making an investment expecting to own a certain percentage of the Company or expecting each share to hold a certain amount of value, it's important to realize how the value of those shares can decrease by actions taken by the Company. Dilution can make drastic changes to the value of each share, ownership percentage, voting control, and earnings per share.

Tax Matters

EACH PROSPECTIVE PURCHASER SHOULD CONSULT WITH HIS OWN TAX AND ERISA ADVISOR AS TO THE PARTICULAR CONSEQUENCES TO THE PURCHASER OF THE PURCHASE, OWNERSHIP AND SALE OF THE PURCHASER'S SECURITIES, AS WELL AS POSSIBLE CHANGES IN THE TAX LAWS.

Restrictions on Transfer

Any Securities sold pursuant to Regulation CF being offered may not be transferred by any Purchaser of such Securities during the one-year holding period beginning when the Securities were issued, unless such Securities were transferred: 1) to the Company, 2) to an accredited investor, as defined by Rule 501(a) of Regulation D of the 1933 Act, as amended, 3) as part of an Offering registered with the SEC or 4) to a member of the family of the Purchaser or the equivalent, to a trust controlled by the Purchaser, to a trust created for the benefit of a family member of the Purchaser or the equivalent, or in connection with the death or divorce of the Purchaser or other similar circumstances. "Member of the family" as used herein means a child, stepchild, grandchild, parent, stepparent, grandparent, spouse or spousal equivalent, sibling, mother/father/daughter/son/sister/brother-in-law,and includes adoptive relationships. Remember that although you may legally be able to transfer the Securities, you may not be able to find another party willing to purchase them.

Other Material Terms
The Company does not have the right to repurchase the Series Seed Preferred Stock.

Related Person Transactions
From time to time the Company may engage in transactions with related persons. Related persons are defined as any manager, director, or officer of the Company; any person who is the beneficial owner of 10 percent or more of the Company's outstanding voting equity securities, calculated on the basis of voting power; any promoter of the Company; any immediate family member of any of the foregoing persons or an entity controlled by any such person or persons.

The Company has conducted the following transactions with related persons:
As of December 31, 2017, there was an outstanding balance owed by related-party Candlebay LLC to the Company in the amount of $99,801. As of December 31, 2017, there was an outstanding balance owed to related-party Perfume Emporium Inc. by the Company in the amount of $174,274. As both of these entities are owned by the members of the Company, the net amount of $74,473 has been reported as a related-party liability in the balance sheet.
The trademark for ScentBox Inc was filed by the related party Candlebay LLC. This trademark was published for opposition on April 4, 2017 and received an opposition. The founders does not want to transfer the trademark from Candlebay LLC to the Company until this matter is resolved. There is no guarantee that the Company will own the word mark "SCENTBOX".

Conflicts of Interest
The Company has engaged in the following transactions or relationships, which may give rise to a conflict of interest with the Company, its operations and its security holders: Not Applicable.

OTHER INFORMATION

Bad Actor Disclosure
None

SEEDINVEST INVESTMENT PROCESS

Making an Investment in the Company

How does investing work?
When you complete your investment on SeedInvest, your money will be transferred to an escrow account where an independent escrow agent will watch over your investment until it is accepted by the Company. Once the Company accepts your investment, and certain regulatory procedures are completed, your money will be transferred from the escrow account to the Company in exchange for your Series Seed Preferred Stock. At that point, you will be an investor in the Company.

SeedInvest Regulation CF rules regarding the investment process:
- Investors may cancel an investment commitment until 48 hours prior to the deadline identified in the issuer's Offering materials;
- The intermediary will notify investors when the target offering amount has been met;
- The Company is making concurrent offerings under both Regulation CF and Regulation D and unless the Company raises at least the target amount under the Regulation CF Offering and the closing amount under both offerings, it will not close this Offering;
- If an issuer reaches a target offering amount and the closing amount prior to the deadline identified in its offering materials, it may close the Offering early if it provides notice about the new Offering deadline at least five business days prior to such new Offering deadline;

- If there is a material change and an investor does not reconfirm his or her investment commitment, the investor's investment commitment will be cancelled and the committed funds will be returned;
- If an issuer does not reach both the target offering amount and the closing offering amount prior to the deadline identified in its offering materials, no Securities will be sold in the Offering, investment commitments will be cancelled and committed funds will be returned; and
- If an investor does not cancel an investment commitment before the 48-hour period prior to the Offering deadline, the funds will be released to the issuer upon closing of the Offering and the investor will receive Securities in exchange for his or her investment.

What will I need to complete my investment?
To make an investment you will need the following information readily available:
1. Personal information such as your current address and phone number
2. Employment and employer information
3. Net worth and income information
4. Social Security Number or government-issued identification
5. ABA bank routing number and checking account number

What is the difference between preferred equity and a convertible note?
Preferred equity is usually issued to outside investors and carries rights and conditions that are different from that of common stock. For example, preferred equity may include rights that prevent or minimize the effects of dilution or grants special privileges in situations when the Company is sold.

A convertible note is a unique form of debt that converts into equity, usually in conjunction with a future financing round. The investor effectively loans money to the Company with the expectation that they will receive equity in the Company in the future at a discounted price per share when the Company raises its next round of financing. To learn more about startup investment types, check out "How to Choose a Startup Investment" in the SeedInvest Academy.

How much can I invest?
An investor is limited in the amount that he or she may invest in a Regulation Crowdfunding Offering during any 12-month period:
- If either the annual income or the net worth of the investor is less than $107,000, the investor is limited to the greater of $2,000 or 5% of the lesser of his or her annual income or net worth.
- If the annual income and net worth of the investor are both equal to or greater than $107,000, the investor is limited to 10% of the lesser of his or her annual income or net worth, to a maximum of $107,000. Separately, the Company has set a minimum investment amount.

How can I (or the Company) cancel my investment?
For Offerings made under Regulation Crowdfunding, you may cancel your investment at any time up to 48 hours before a closing occurs or an earlier date set by the Company. You will be sent a reminder notification approximately five days before the closing or set date giving you an opportunity to cancel your investment if you had not already done so. Once a closing occurs, and if you have not cancelled your investment, you will receive an email notifying you that your Securities have been issued. If you have already funded your investment, let SeedInvest know by emailing cancellations@seedinvest.com. Please include your name, the Company's name, the amount, the investment number, and the date you made your investment.

After My Investment

What is my ongoing relationship with the Company?
You are an investor in the Company, you do own securities after all! But more importantly, companies that have raised money via Regulation Crowdfunding must file information with the SEC and post it on their website on an annual basis. Receiving regular company updates is important to keep investors educated and informed about the progress of the Company and their investments. This annual report includes information similar to the Company's initial Form C filing and key information that a company will want to share with its investors to foster a dynamic and healthy relationship.

In certain circumstances a company may terminate its ongoing reporting requirements if:
(1) the Company is required to file reports under Section 13(a) or Section 15(d) of the Exchange Act;
(2) the Company has filed at least three annual reports pursuant to Regulation CF and has total assets that do not exceed $10,000,000;
(3) the Company has filed at least one annual report pursuant to Regulation CF and has fewer than 300 holders of record;

(4) the Company or another party repurchases all of the Securities issued in reliance on Section 4(a)(6) of the 1933 Act, including any payment in full of debt securities or any complete redemption of redeemable securities; or

(5) the Company liquidates or dissolves its business in accordance with state law.

However, regardless of whether a company has terminated its ongoing reporting requirements per SEC rules, SeedInvest works with all companies on its platform to ensure that investors are provided quarterly updates. These quarterly reports will include information such as: (i) quarterly net sales, (ii) quarterly change in cash and cash on hand, (iii) material updates on the business, (iv) fundraising updates (any plans for next round, current round status, etc.), and (v) any notable press and news.

How do I keep track of this investment?
You can return to SeedInvest at any time to view your portfolio of investment and obtain a summary statement. In addition to monthly account statements, you may also receive periodic updates from the Company about its business.

Can I get rid of my Securities after buying them?
Securities purchased through a Regulation Crowdfunding Offering are not freely transferable for one year after the date of purchase, except in the case where they are transferred:

1. To the Company that sold the Securities
2. To an accredited investor
3. As part of an Offering registered with the SEC (think IPO)
4. To a member of the family of the purchaser or the equivalent, to a trust controlled by the purchaser, to a trust created for the benefit of a member of the family of the purchaser, or in connection with the death or divorce of the purchaser

Regardless, after the one year holding period has expired, you should not plan on being able to readily transfer and/or sell your security. Currently, there is no market or liquidity for these Securities and the Company does not have any plans to list these Securities on an exchange or other secondary market. At some point the Company may choose to do so, but until then you should plan to hold your investment for a significant period of time before a "liquidation event" occurs.

SIGNATURE

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100 et seq.), the issuer certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form C and has duly caused this Form to be signed on its behalf by the duly authorized undersigned.

/s/Craig DuAlba
_____
(Signature)

Craig DuAlba
_____
(Name)

CTO
_____
(Title)

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100 et seq.), this Form C has been signed by the following persons in the capacities and on the dates indicated.

/s/Craig DuAlba
_____
(Signature)

Craig DuAlba
_____
(Name)

CTO
_____
(Title)

3/1/2019
_____
(Date)

/s/Les DuAlba
(Signature)

Les DuAlba
_____
(Name)

CEO
_____
(Title)

3/1/2019
_____
(Date)

Instructions.
1. The form shall be signed by the issuer, its principal executive officer or officers, its principal financial officer, its controller or principal accounting officer and at least a majority of the board of directors or persons performing similar functions.
2. The name of each person signing the form shall be typed or printed beneath the signature.

Intentional misstatements or omissions of facts constitute federal criminal violations. See 18 U.S.C. 1001.

EXHIBIT B
Financials

SCENTBOX, LLC
A Delaware Limited Liability Company



Financial Statements (Unaudited) and
Independent Accountants' Review Report

For the period of May 9, 2017 (inception) to December 31, 2017

SCENTBOX, LLC

Table of Contents





INDEPENDENT ACCOUNTANTS' REVIEW REPORT

To Management of ScentBox LLC
c/o Craig DuAlba, CTO and Founder
3440 W Warner Ave, Ste C
Santa Ana, CA 92704

We have reviewed the accompanying financial statements of ScentBox, LLC (the "Company"), which comprise the balance sheet as of December 31, 2017, and the related statements of operations and changes of members' equity, and cash flows for the period of May 9, 2017 (inception) to December 31, 2017, and the related notes to the financial statements. A review includes primarily applying analytical procedures to management's financial data and making inquiries of company management. A review is substantially less in scope than an audit, the objective of which is the expression of an opinion regarding the financial statements as a whole. Accordingly, we do not express such an opinion.

Management's Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of these financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement whether due to fraud or error.

Accountants' Responsibility

Our responsibility is to conduct the review engagement in accordance with Statements on Standards for Accounting and Review Services promulgated by the Accounting and Review Services Committee of the AICPA. Those standards require us to perform procedures to obtain limited assurance as a basis for reporting whether we are aware of any material modifications that should be made to the financial statements for them to be in accordance with accounting principles generally accepted in the United States of America. We believe that the results of our procedures provide a reasonable basis for our conclusion.

Accountants' Conclusion

Based on our review, we are not aware of any material modifications that should be made to the accompanying financial statements in order for them to be in accordance with accounting principles generally accepted in the United States of America.

As disclosed in Note 6 of the financial statements, the Company has not generated sufficient revenues to fund operations. Accordingly, substantial doubt is raised about the Company's ability to continue as a going concern.

Fruci & Associates II, PLLC

Spokane, WA
January 17, 2019

Members of:
WSCPA
AICPA
PCPS

802 North Washington
PO Box 2163
Spokane, Washington
99210-2163

P 509-624-9223
TF 1-877-264-0485
mail@fruci.com
www.fruci.com

1

SCENTBOX LLC
BALANCE SHEET
(unaudited)
AS OF DECEMBER 31, 2017

Assets

Cash	$	5,720
Total assets	$	5,720

Liabilities and Members' Equity

Current liabilities		
Accrued expenses	$	62,140
Loan from related parties		74,473
Total current liabilities		136,613
Commitments & Contingencies		-
Members' Equity:		
Accumulated deficit		(130,893)
Total members' equity		(130,893)
Total liabilities and members' equity	$	5,720

See accountants' review report and accompanying notes to the financial statements.
2

SCENTBOX LLC
STATEMENT OF OPERATIONS AND CHANGES IN MEMBERS' EQUITY
(unaudited)
For the period of May 9, 2017 (inception) to December 31, 2017

Sales	$	946,940
Cost of goods sold		760,536
Gross profit		186,404
Operating expenses:		
Advertising and promotion		207,256
General and administrative		21,163
Professional fees		5,362
Rent		33,607
Salaries and wages		49,835
Total operating expenses		317,223
Operating Income		(130,819)
Other income/(expense)		
Interest Expense		(74)
Total other income/(expense)		(74)
Net income (loss)	$	(130,893)
Changes in members' qquity		
Beginning members' equity	$	-
Net income (loss)		(130,893)
Ending members' equity	$	(130,893)

See accountants' review report and accompanying notes to the financial statements.

SCENTBOX LLC
STATEMENT OF CASH FLOWS
(unaudited)
For the period of May 9, 2017 (inception) to December 31, 2017

Cash flows from operating activities:		
Net loss	$	(130,893)
Adjustments to reconcile net loss to net cash used		
by operating activities:		
Change in accrued expenses		62,140
Net cash used by operating activities		(68,753)
Cash flows from financing activities:		
Loan from related parties		74,473
Net cash provided by financing activities		74,473
Net increase (decrease) in cash		5,720
Cash at beginning of period		-
Cash at end of period	$	5,720
Supplemental cash flow information:		
Cash paid during the period for:		
Interest	$	-
Income taxes	$	-

See accountants' review report and accompanying notes to the financial statements.

4

SCENTBOX LLC
NOTES TO THE FINANCIAL STATEMENTS
(unaudited)

For the period of May 9, 2017 (inception) to December 31, 2017

NOTE 1 – NATURE OF BUSINESS AND SIGNIFICANT ACCOUNTING POLICIES.

Nature of Business

ScentBox LLC is a subscription-based perfume sales company. Members choose a one-month supply of a fragrance each month and have the option to buy full size bottles.

Basis of Presentation

The accompanying financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America ("GAAP"). In the opinion of management, all adjustments considered necessary for a fair presentation have been included. All such adjustments are normal and recurring in nature. The Company's fiscal year-end is December 31.

Use of Estimates

The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Advertising costs

The Company's advertising costs are expensed as incurred. During the period ended December 31, 2017, the Company recognized $207,256 in advertising costs, recorded under the heading "Advertising and Promotion" in the statement of operations and changes in members' equity.

Revenue Recognition

The Company recognizes revenue only when all of the following criteria have been met:
- Persuasive evidence of an arrangement exists;
- Delivery has occurred or services have been rendered;
- The fee for the arrangement is fixed or determinable; and
- Collectability is reasonably assured.

Accounts Receivable

The Company may, from time to time, extend credit to its customers and trade receivables are stated at the amount the Company expects to collect. The Company assesses its receivables based on historical loss patterns, aging of the receivables, and assessments of specific identifiable customer accounts considered at risk or uncollectible. The Company also considers any changes to the financial condition of its customers and any other external market factors that could impact the collectability of the receivables in the determination of the allowance for doubtful accounts. The Company had no accounts receivable at December 31, 2017.

SCENTBOX LLC
NOTES TO THE FINANCIAL STATEMENTS
(unaudited)

For the period of May 9, 2017 (inception) to December 31, 2017

Fair Value of Financial Instruments

Financial Accounting Standards Board ("FASB") guidance specifies a hierarchy of valuation techniques based on whether the inputs to those valuation techniques are observable or unobservable. Observable inputs reflect market data obtained from independent sources, while unobservable inputs reflect market assumptions. The hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets or liabilities (Level 1 measurement) and the lowest priority to unobservable inputs (Level 3 measurement). The three levels of the fair value hierarchy are as follows:

Level 1 - Unadjusted quoted prices in active markets for identical assets or liabilities that the reporting entity has the ability to access at the measurement date. Level 1 primarily consists of financial instruments whose value is based on quoted market prices such as exchange-traded instruments and listed equities.

Level 2 - Inputs other than quoted prices included within Level 1 that are observable for the asset or liability, either directly or indirectly (e.g., quoted prices of similar assets or liabilities in active markets, or quoted prices for identical or similar assets or liabilities in markets that are not active).

Level 3 - Unobservable inputs for the asset or liability. Financial instruments are considered Level 3 when their fair values are determined using pricing models, discounted cash flows or similar techniques and at least one significant model assumption or input is unobservable.

The carrying amounts reported in the balance sheets approximate their fair value.

Cash and Cash Equivalents

The Company considers all highly liquid investments with an original maturity of 90 days or less to be cash equivalents. At December 31, 2017, the Company had no items, other than bank deposits, that would be considered cash equivalents. At times, the Company may hold cash balances in excess of federally insured limits. No losses have been recognized as a result of these excess amounts.

Income Taxes

The Company is a limited liability company treated as a partnership for federal and state income tax purposes. The Company's taxable income or loss is allocated to its members in accordance with their respective percentage of ownership. Therefore, no provision or liability for income taxes has been included in the accompanying financial statements. The Company files income tax returns in the U.S. federal jurisdiction and the California state jurisdictions, as applicable. The Company's tax returns since inception are open to examination.

Recent Accounting Pronouncements

No recently issued accounting pronouncements are expected to have a significant impact on the Company's financial statements.

For the period of May 9, 2017 (inception) to December 31, 2017

Subsequent Events

The Company has evaluated subsequent events through January 17, 2019, the date these financial statements were available to be issued. Subsequent to December 31, 2017, the Company accepted a $100,000 investment from Launch. The Company is also converting to a Delaware C-corporation that is expected to be finalized soon.

NOTE 2 – ACCRUED EXPENSES

The Company had accrued expenses of $5,019 related to wages and payroll taxes, $7,733 in card processing fees and $49,388 of invoices related to product fulfillment that were incurred during December 2017 and paid in January of 2018.

NOTE 3 – RELATED PARTY

As of December 31, 2017, there was an outstanding balance owed by related-party Candlebay LLC to the Company in the amount of $99,801. As of December 31, 2017, there was an outstanding balance owed to related-party Perfume Emporium Inc. by the Company in the amount of $174,274. As both of these entities are owned by the members of the Company, the net amount of $74,473 has been reported as a related-party liability in the balance sheet.Notes

The trademark for ScentBox LLC is currently owned by the related party Candlebay LLC.

NOTE 5 – GOING CONCERN

The accompanying financial statements have been prepared assuming the Company will continue as a going concern, which contemplates the recoverability of assets and the satisfaction of liabilities in the normal course of business.

The Company has incurred losses from inception of approximately $81,505 which, among other factors, raises substantial doubt about the Company's ability to continue as a going concern. The ability of the Company to continue as a going concern is dependent upon management's plans to raise additional capital from the issuance of debt or the sale of stock, its ability to commence profitable sales of its flagship product, and its ability to generate positive operational cash flow. The accompanying financial statements do not include any adjustments that might be required should the Company be unable to continue as a going concern.

EXHIBIT C
PDF of SI Website



SCENTBOX
ScentBox.com
[Monthly Subscription For Designer Fragrances]
Craig DuAlba | Co-Founder
SCENTBOX



SCENTB

This presentation contains offering materials prepared solely by ScentBox without th assistance of SI Securities, and not subject to FINRA Rule 2210. In addition, this presentation may contain forward-looking statements and information relating to, among other things, the company, its business plan and strategy, and its industry. These statements reflect management's current views with respect to future events based information currently available and are subject to risks and uncertainties that could cause the company's actual results to differ materially. Investors are cautioned not to place undue reliance on these forward-looking statements as they are meant for illustrative purposes and they do not represent guarantees of future results, leve of activity, performance, or achievements, all of which cannot be made. Moreover, n person nor any other person or entity assumes responsibility for the accuracy and completeness of forward-looking statements, and is under no duty to update any su statements to conform them to actual results.

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Invest in ScentBox

Monthly subscription service for designer fragrances

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$1,000	$9,000,000	Preferred Equity
Minimum	Pre-Money valuation	Security Type

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Purchased securities are not currently tradeable. Expect to hold your investment until the company lists on a national exchange or is acquired.

ScentBox is offering securities under both Regulation D and Regulation CF through SI Securities, LLC ("SI Securities"). SI Securities is an affiliate of SeedInvest Technology, LLC, a registered broker-dealer, and member FINRA/SIPC. SI Securities will receive cash compensation equal to 7.50% of the value of the securities sold and equity compensation equal to 5.00% of the number of securities sold. Investments made under both Regulation D and Regulation CF involve a high degree of risk and those investors who cannot afford to lose their entire investment should not invest. Furthermore, the contents of the Highlights, Term Sheet sections have been prepared by SI Securities and shall be deemed broker-dealer communications subject to FINRA Rule 2210 (the "Excluded Sections"). With the exception of the Excluded Sections noted above, this profile contains offering materials prepared solely by ScentBox without the assistance of SI Securities, and not subject to FINRA Rule 2210 (the "Issuer Profile"). The Issuer Profile may contain forward-looking statements and information relating to, among other things, the company, its business plan and strategy, and its industry. Investors should review the risks and disclosures in the offering's draft. The contents of this profile are meant to be a summary of the information found in the company's Form C. Before making an investment decision, investors should review the company's Form C for a complete description of its business and offering information, a copy of which may be found both here and below.

Company Highlights

- Over $3mm in 2018 revenue with 200% revenue growth from 2017 to 2018 (unaudited)
- 325K average monthly revenue from September 2018 to January 2019 (unaudited)
- Over 22K active members since inception in 2017 and currently adding ~3K new member per month (new sign ups, not net)
- Shipped over 260K boxes across the U.S. since inception
- Founders each have over 20 years of experience in the fragrance industry

Fundraise Highlights

- Total Round Size: US $1,000,000
- Raise Description: Seed
- Minimum Investment: US $1,000 per investor
- Security Type: Preferred Equity
- Pre-Money Valuation: US $9,000,000
- Target Minimum Raise Amount: US $500,000
- Offering Type: Side by Side Offering

Changing the way people try, buy and use designer fragrances. Saving members money by allowing them to try before wasting money buying expensive full size bottles.

Designer fragrances cost too much! And with over 1,000 new fragrances launched each year, it's becoming increasingly difficult and expensive to sample a variety of different fragrances.

ScentBox allows members to easily discover new scents and receive a 30-day supply for just $14.95/mo. They choose from over 800 designer fragrances and fill up their monthly fragrance calendar with the fragrances they want to receive each month.

Our service allows members to expand their fragrance library like never before. Gone are the days where people just have 1 signature fragrance. They want fragrances for different seasons, day, evening, etc. ScentBox allows them to do that economically.

Product & Service

ScentBox is a monthly subscription service for designer fragrances. Each month members choose a 30-day supply of a new designer fragrance that we'll send right to their door (0.27 oz, 4 sprays a day for 31 days). No annoying fragrance counters at the mall; no buying big expensive bottles that they later realize they can't stand.
With over 800 original designer fragrances, members have access to a large inventory that will allow them to really expand their fragrance library. Including some premium high-end fragrances that are just not affordable otherwise.

Four types of monthly subscription plan options:

- Standard Plan - Choose 1 designer fragrance per month for $14.95/mo



- Deluxe Plan - Choose 2 designer fragrances per month for $24.95/mo

Highlights
Overview
Product & Service
The Team
Q&A with Founder
Term Sheet
Investor Perks
Financial Discussion
Market Landscape
Data Room
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FAQs
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- Premium Plan - Choose 1 designer fragrance per month with access to 275+ premium fragrances for $19.95/mo
- Ultra Premium Plan - Choose 2 designer fragrances per month with access to 275+ premium fragrances for $32.95/mo

Current member base:

- 66% women
- 34% men
- Age range of 18-65, with 25-34 being the most dominant age group.

Competitive advantages:

- Free exchanges every month
- One of the largest selection of fragrances - over 800 designer fragrances to choose from
- Founders have 20 Years of Experience In the Online Fragrance Space
- We include a full atomizer case each month. Competitors only give you an outer case the first month, then future months you only receive the glass vial that you have to swap out with your original case.

How we make money:

- Monthly Subscription Dues
- Members Can Buy Full Size Bottles Through Our Site
- Gift Subscriptions (Very Popular During Holiday Periods)

Gallery



SCENTBOX

Custom Atomizer.

Atomizer in hand

Team Story

Meet the Scent Bros, two brothers from Southern California who joined together to create ScentBox.com. With over 20 years of experience in the online fragrance space, we've got the experience to grow this business into something special, while avoiding the pitfalls that are common among startups. We have been able to see really strong growth in terms of member base and revenue. Doing our own in-house fulfillment is key to improving customer satisfaction and reducing churn, and our years of experience has helped us leverage this into strong growth.

Les has 20+ years logistics & fulfillment experience and handles all aspects of warehouse and fulfillment management, including streamlining and automation processes.

Craig has 20+ years site development and marketing experience in the online fragrance space. He is directly involved in all aspects of site development and online marketing.

PROFILE MENU

Founders and Officers



Les DuAlba
CEO

20+ years logistics & fulfillment experience. Masters in Psychology from Chapman University, 1992. Day to day duties include improving warehouse and fulfillment efficiencies, long term strategic vision, and day to day operations.



Craig DuAlba
CTO

20+ years site development and marketing experience in the online fragrance space. MBA from CSULB 1999, with a concentration in information systems. Day to day duties include optimizing current marketing channels, finding new cost-effective marketing opportunities, and developing new site features that will encourage more "stickiness" and consumer satisfaction.

Q&A with the Founder

Q: When were you founded and incorporated? Please explain if these events were more than 6 months apart.
ScentBox:
Started operation in 2016, ScentBox was initially funded by one of our other companies and run as a DBA. but once we gained a little traction we created the LLC and ran it as a separate business, We've now converted to a Delaware c-corp in 2019.

Q: What are current and expected post-raise founder salaries?
ScentBox: $1250/each every 2 weeks currently; $2000/each every 2 weeks post-raise.

Q: Please outline your customer acquisition strategy.
ScentBox: Paid search, Affiliate marketing, Paid Social, and Relations with Influencers

Q: Please detail your month-to-month user growth.
ScentBox:
We have been recently signing up over 3000 new members per month (new sign ups, not net). We're currently at 22K active members and over 60K have joined since startup.

Q: Please detail your supply chain, manufacturing, and distribution.
ScentBox: Purchase from large fragrance distributors, repackage in-house, and ship direct to consumer.

Read more answers from the founder   ↓

The Q&A with the Founder is based on due diligence activities conducted by SI Securities, LLC. The verbal and/or written responses transcribed above may have been modified to address grammatical, typographical, or factual errors, or by special request of the company to protect confidential information.

Term Sheet

A Side by Side offering refers to a deal that is raising capital under two offering types. If you plan on investing less than US $20,000.00, you will automatically invest under the Regulation CF offering type. If you invest more than US $20,000.00, you must be an accredited investor and invest under the Regulation D offering type.

Fundraising Description

Round type:	Seed
Round size:	US $1,000,000
Minimum investment:	US $1,000
Target Minimum:	US $500,000
Maximum Raise Amount:	US $1,000,000

Key Terms

Security Type:	Preferred Equity
Share price:	US $2.1200
Pre-money valuation:	US $9,000,000
Is participating?:	False
Liquidation preference:	1.0x

PROFILE MENU ☰

Additional Terms

Custody of Shares	Investors who invest $100,000 or less will have their securities held in trust with a Custodian that will serve as a single shareholder of record. These investors will be subject to the Custodian's Account Agreement, including the electronic delivery of all required information.
Investment Proxy Agreement	All non-Major Purchasers will be subject to an Investment Proxy Agreement ("IPA"). The IPA will authorize an investment Manager to act as representative for each non-Major Purchaser and take certain actions for their benefit and on their behalf. Please see a copy of the IPA included with Company's offering materials for additional details.
Closing conditions:	While ScentBox has set an overall target minimum of US $500,000 for the round, ScentBox must raise at least US $25,000 of that amount through the Regulation CF portion of their raise before being able to conduct a close on any investments below $20,000. For further information please refer to ScentBox's Form C.
Transfer restrictions:	Securities issued through Regulation CF have a one year restriction on transfer from the date of purchase (except to certain qualified parties as specified under Section 4(a) (6) of the Securities Act of 1933), after which they become freely transferable. While securities issued through Regulation D are similarly considered "restricted securities" and investors must hold their securities indefinitely unless they are registered with the SEC and qualified by state authorities, or an exemption from such registration and qualification requirements is available.

Use of Proceeds



If Minimum Amount Is Raised

● Fulfillment ● Tech ● Marketing



If Maximum Amount Is Raised

● Fulfillment ● Tech ● Marketing

Investor Perks

- First 50 Investors - Receive a 6-Month Premium Gift Subscription
- Invest $2,500 - Receive a 3-Month Premium Gift Subscription
- Invest $5,000 - Receive a 6-Month Premium Gift Subscription
- Invest $10,000 - Receive a 12-Month Premium Gift Subscription
- Invest $25,000 - Private Q & A With Founders
- Invest $100,000 - Private Q & A With Founders & Tour Of Facilities

It is advised that you consult a tax professional to fully understand any potential tax implications of receiving investor perks before making an investment.

Financial Discussion

Operations

ScentBox is a subscription-based perfume sales company. Members choose a one-month supply of a fragrance each month and have the option to buy full-size bottles.

As of December 2017, the Company has incurred losses from inception of approximately $81,505 which, among other factors, raises substantial doubt about the Company's ability to continue as a going concern. The ability of the Company to continue as a going concern is dependent upon management's plans to raise additional capital from the issuance of debt or the sale of stock, its ability to commence profitable sales of its flagship product, and its ability to generate positive operational cash flow. The accompanying financial statements do not include any adjustments that might be required should the Company be unable to continue as a going concern.

Revenue Recognition

The Company recognizes revenue only when all of the following criteria have been met:

- Persuasive evidence of an arrangement exists;
- Delivery has occurred or services have been rendered;
- The fee for the arrangement is fixed or determinable; and
- Collectability is reasonably assured.

As of December 31, 2017, there was an outstanding balance owed by related-party Candlebay LLC to the Company in the amount of $99,801. As of December 31, 2017, there was an outstanding balance owed to related-party Perfume Emporium Inc. by the Company in the amount of $174,274. As both of these entities are owned by the members of the Company, the net amount of $74,473 has been reported as a related-party liability in the balance sheet.

The trademark for ScentBox Inc was filed by the related party Candlebay LLC. This trademark was published for opposition on April 4, 2017 and received an opposition. The founders does not want to transfer the trademark from Candlebay LLC to the Company until this matter is resolved. There is no guarantee that the Company will own the word mark "SCENTBOX".

Highlights
Overview
Product & Service
The Team
Q&A with Founder
Term Sheet
Investor Perks
Financial Discussion
Market Landscape
Data Room
0 comments
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Liquidity and Capital Resources

The proceeds from the Offering are essential to our operations. We plan to use the proceeds as set forth above under "Use of Proceeds", which is an indispensable element of our business strategy. The Offering proceeds will have a beneficial effect on our liquidity, as we have approximately $48,000 in cash on hand as of January 31, 2019 which will be augmented by the Offering proceeds and used to execute our business strategy.

The Company currently does not have any additional outside sources of capital other than the proceeds from the Combined Offerings.

Capital Expenditures and Other Obligations

The Company does not intend to make any material capital expenditures in the future.

Market Landscape


$100 000 000 000
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$20 000 000 000
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2019
2020
2021
2022
2023

Size of Global Fragrance, Deodorant, and Antiperspirant Market

The overall market for fragrance is strong with a global market of over $37B. Our concept of fragrance exploration is a new method for consumers to discover fragrances they love, we're "re-imagining" fragrances for the new & current generation. Millennials and the younger demographic in general have really taken to this new concept, allowing them to expand their fragrance library at an economical cost. In the last 5 years especially we've seen a lot of growth in men wearing more fragrance and wearing it daily; our member base is 34% men.

There is competition and there will be stronger competition in the coming years as fragrance companies realize the benefit this type of service provides. We're positioning ourselves now to differentiate our service from others. Our direct competitors in this new space are Scentbird, Olfactiv, Luxury Scent Box and Debonair Scent. We feel our company fits in well with consumer trends of wanting to wear more different types of scents and exploring niche brands at an affordable cost. Many consumers don't have the ability to buy full size bottles of the many fragrances they would love to try -- this is where our service is able to provide the opportunity for them to wear fragrances they would otherwise be unable to afford.

Risks and Disclosures

Risks Related to the Company's Business and Industry

Failure to obtain new clients or renew client contracts on favorable terms could adversely affect results of operations. The Company may face pricing pressure in obtaining and retaining their clients. Their clients may be able to seek price reductions from them when they renew a contract, when a contract is extended, or when the client's business has significant volume changes. Their clients may also reduce services if they decide to move services in-house. On some occasions, this pricing pressure results in lower revenue from a client than the Company had anticipated based on their previous agreement with that client. This reduction in revenue could result in an adverse effect on their business and results of operations. Further, failure to renew client contracts on favorable terms could have an adverse effect on their business. The Company's contracts with clients generally run for several years and include liquidated damage provisions that provide for early termination fees. Terms are generally renegotiated prior to the end of a contract's term. If they are not successful in achieving a high rate of contract renewals on favorable terms, their business and results of operations could be adversely affected.

The development and commercialization of the Company's products and services are highly competitive. It faces competition with respect to any products and services that it may seek to develop or commercialize in the future. Its competitors include major companies worldwide. The fragrance market is an emerging industry where new competitors are entering the market frequently. Many of the Company's competitors have significantly greater financial, technical and human resources and may have superior expertise in research and development and marketing approved services and thus may be better equipped than the Company to develop and commercialize services. These competitors also compete with the Company in recruiting and retaining qualified personnel and acquiring technologies. Smaller or early stage companies may also prove to be significant competitors, particularly through collaborative arrangements with large and established companies. Accordingly, the Company's competitors may commercialize products more rapidly or effectively than the Company is able to, which would adversely affect its competitive position, the likelihood that its services will achieve initial market acceptance and its ability to generate meaningful additional revenues from its products and services.

The Company's projections are aggressive. If its assumptions are wrong, and its projections regarding market penetration are too aggressive, its financial projections may overstate its viability. In addition, the forward-looking statements are only predictions. The Company has based these forward-looking statements largely on its current expectations and projections about future events and financial trends that it believes may affect its business, financial condition and results of operations. Forward-looking statements involve known and unknown risks, uncertainties and other important factors that may cause actual results, performance or achievements to be materially different from any future results, performance or achievements expressed or implied by the forward-looking statements.

The Company's business model is capital intensive. The amount of capital the Company is attempting to raise in this Offering is not enough to sustain the Company's current business plan. In order to achieve the Company's near and long-term goals, the Company will need to procure funds in addition to the amount raised in the Offering. There is no guarantee the Company will be able to raise such funds on acceptable terms or at all. If the Company are not able to raise sufficient capital in the future, it will not be able to execute its business plan, its continued operations will be in jeopardy and it may be forced to cease operations and sell or otherwise transfer all or substantially all of its remaining assets, which could cause a Purchaser to lose all or a portion of his or her investment.

The Company may face difficulties in obtaining capital. The Company may have difficulty raising needed capital in the future as a result of, among other factors, its lack of delivery-ready product and revenues from sales, as well as the inherent business risks associated with the company and present and future market conditions. The business currently does not generate any sales and future sources of revenue may not be sufficient to meet its future capital requirements. The Company will require additional funds to execute its business strategy and conduct operations. If adequate funds are unavailable, the Company may be required to delay, reduce the scope of or eliminate one or more of its product launches or marketing efforts, any of which may materially harm its business, financial condition and results of operations

Cyclical and seasonal fluctuations in the economy, may have an effect on our business. Both cyclical and seasonal fluctuations in internet usage may affect our business. Internet usage generally slows during the summer months, and queries typically increase significantly in the fourth quarter of each year. These seasonal trends may cause fluctuations in our quarterly results, including fluctuations in revenues.

The Company's success depends on the experience and skill of the board of directors, its executive officers and key employees. In particular, the Company is dependent on Craig DuAlba and Les DuAlba. There can be no assurance that they will continue to be employed by the Company for a particular period of time. The loss of our key employees or any member of the board of directors or executive officer could harm the Company's business, financial condition, cash flow and results of operations. Further, Craig DuAlba and Les DuAlba are brothers. This could introduce unique risks, given the idiosyncrasies of interpersonal relationships. Interpersonal issues such as fights or severe disruption in a familial relationship could disrupt the day-to-day operation of the business, and could negatively impact the financial position of the Company.

The Company does not have an employment contract in place with its team members. Employment agreements typically provide protections to the Company in the event of the employee's departure, specifically addressing who is entitled to any intellectual property created or developed by those employees in the course of their employment and covering topics such as non-competition and non-solicitation. As a result, if the team members were to leave the Company, the Company might not have any ability to prevent their direct competition, or have any legal right to intellectual property created during their employment. There is no guarantee that an employment agreement will be entered into.

The Company has conducted related-party transactions. As of December 31, 2017, there was an outstanding balance owed by related-party Candlebay LLC to the Company in the amount of $99,801. As of December 31, 2017, there was an outstanding balance owed to related-party Perfume Emporium Inc. by the Company in the amount of $174,274. As both of these entities are owned by the members of the Company, the net amount of $74,473 has been reported as a related-party liability in the balance sheet. Additionally, the trademark for ScentBox Inc was filed by the related party Candlebay LLC. This trademark was published for opposition on April 4, 2017. A company with a similar name, "Luxury Scent Box", ("LSB") filed an opposition to the trademark, and LSB also threatened legal action. Candlebay LLC and LSB decided to enter into a Trademark Coexistence Agreement as of August 27, 2018 as a resolution to this trademark dispute. Candlebay LLC has yet to successfully register its trademark and there is no guarantee that this trademark will ever be registered. There is no guarantee that ScentBox Inc will own the word mark "SCENTBOX".

PROFILE MENU

The Company has outstanding liabilities. The Company has on going credit with suppliers (over thirty) and currently runs about $100,000 in liabilities to those suppliers in the form of vendor credit.

Highlights

Overview

Product & Service

The Team

Q&A with Founder

Term Sheet

Investor Perks

Financial Discussion

Market Landscape

Data Room

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The Company has not filed a Form D for its SAFE Note offering from January 2019. The SEC rules require a Form D to be filed by companies within 15 days after the first sale of securities in the offering relying on Regulation D. Failing to register with the SEC or get an exemption may lead to fines, the right of investors to get their investments back, and even criminal charges. There is a risk that a late penalty could apply.

The Company has a SAFE in the principal amount of $100,000 outstanding. Such SAFE will convert into approximately 240,000 shares of Series Seed Preferred Stock at the closing of this Combined Offering. In addition, SI Securities, LLC shall receive an amount of Series Seed Preferred Stock as commission equal to 5% of the total securities sold in this Combined Offering.

Risks Related to the Securities

The Series Seed Preferred Stock will not be freely tradable until one year from the initial purchase date. Although the Series Seed Preferred Stock may be tradable under federal securities law, state securities regulations may apply and each Purchaser should consult with his or her attorney. You should be aware of the long-term nature of this investment. There is not now and likely will not be a public market for the Series Seed Preferred Stock. Because the Series Seed Preferred Stock have not been registered under the 1933 Act or under the securities laws of any state or non-United States jurisdiction, the Series Seed Preferred Stock have transfer restrictions and cannot be resold in the United States except pursuant to Rule 501 of Regulation CF. It is not currently contemplated that registration under the 1933 Act or other securities laws will be effected. Limitations on the transfer of the Series Seed Preferred Stock may also adversely affect the price that you might be able to obtain for the Series Seed Preferred Stock in a private sale. Purchasers should be aware of the long-term nature of their investment in the Company. Each Purchaser in this Offering will be required to represent that it is purchasing the Securities for its own account, for investment purposes and not with a view to resale or distribution thereof.

A majority of the Company is owned by a small number of owners. Prior to the Offering the Company's current owners of 20% or more beneficially own up to 100% of the Company. Subject to any fiduciary duties owed to our other owners or investors under Delaware law, these owners may be able to exercise significant influence over matters requiring owner approval, including the election of directors or managers and approval of significant Company transactions, and will have significant control over the Company's management and policies. Some of these persons may have interests that are different from yours. For example, these owners may support proposals and actions with which you may disagree. The concentration of ownership could delay or prevent a change in control of the Company or otherwise discourage a potential acquirer from attempting to obtain control of the Company, which in turn could reduce the price potential investors are willing to pay for the Company. In addition, these owners could use their voting influence to maintain the Company's existing management, delay or prevent changes in control of the Company, or support or reject other management and board proposals that are subject to owner approval.

Your ownership of the shares of preferred stock may be subject to dilution. Non-Major Purchasers (as defined below) of preferred stock do not have preemptive rights. If the Company conducts subsequent offerings of preferred stock or Securities convertible into preferred stock, issues shares pursuant to a compensation or distribution reinvestment plan or otherwise issues additional shares, investors who purchase shares in this Offering who do not participate in those other stock issuances will experience dilution in their percentage ownership of the Company's outstanding shares. Furthermore, Purchasers may experience a dilution in the value of their shares depending on the terms and pricing of any future share issuances (including the shares being sold in this Offering) and the value of the Company's assets at the time of issuance.

The value of your preferred stock may be diluted if the company issues options after this offering. No unallocated post-money option pool has been included in the calculation of the share price. Inclusion of an unallocated option pool protects shareholders from suffering immediate dilution when a company issues options as compensation to employees after a financing. If the Company issues additional options after this Combined Offering, it will dilute the value of Series Seed Preferred Shares.

You will be bound by an investor proxy agreement, which limits your voting rights. All Non-Major Purchasers of Series Seed Preferred Stock will be bound by an investor proxy agreement. This agreement will limit your voting rights and at a later time may require you to convert your future preferred shares into common shares without your consent. Non-Major Purchasers will be bound by this agreement, unless Non-Major Purchasers holding a majority of the principal amount outstanding of the Series Seed Preferred Stock held by Non-Major Purchasers vote to terminate the agreement.

The Securities will be equity interests in the Company and will not constitute indebtedness. The Securities will rank junior to all existing and future indebtedness and other non-equity claims on the Company with respect to assets available to satisfy claims on the Company, including in a liquidation of the Company. Additionally, unlike indebtedness, for which principal and interest would customarily be payable on specified due dates, there will be no specified payments of dividends with respect to the Securities and dividends are payable only if, when and as authorized and declared by the Company and depend on, among other matters, the Company's historical and projected results of operations, liquidity, cash flows, capital levels, financial condition, debt service requirements and other cash needs, financing covenants, applicable state law, federal and state regulatory prohibitions and other restrictions and any other factors the Company's board of directors deems relevant at the time. In addition, the terms of the Securities will not limit the amount of debt or other obligations the Company may incur in the future. Accordingly, the Company may incur substantial amounts of additional debt and other obligations that will rank senior to the Securities.

There can be no assurance that we will ever provide liquidity to Purchasers through either a sale of the Company or a registration of the Securities. There can be no assurance that any form of merger, combination, or sale of the Company will take place, or that any merger, combination, or sale would provide liquidity for Purchasers. Furthermore, we may be unable to register the Securities for resale by Purchasers for legal, commercial, regulatory, market-related or other reasons. In the event that we are unable to effect a registration, Purchasers could be unable to sell their Securities unless an exemption from registration is available.

The Company does not anticipate paying any cash dividends for the foreseeable future. The Company currently intends to retain future earnings, if any, for the foreseeable future, to repay indebtedness and to support its business. The Company does not intend in the foreseeable future to pay any dividends to holders of its shares of preferred stock.

Any valuation at this stage is difficult to assess. Unlike listed companies that are valued publicly through market-driven stock prices, the valuation of private companies, especially startups, is difficult to assess and you may risk overpaying for your investment. In addition, there may be additional classes of equity with rights that are superior to the class of equity being sold.

General Risks and Disclosures

Start-up investing is risky. Investing in startups is very risky, highly speculative, and should not be made by anyone who cannot afford to lose their entire investment. Unlike an investment in a mature business where there is a track record of revenue and income, the success of a startup or early-stage venture often relies on the development of a new product or service that may or may not find a market. Before investing, you should carefully consider the specific risks and disclosures related to both this offering type and the company which can be found in this company profile and the documents in the data room below.

Your shares are not easily transferable. You should not plan on being able to readily transfer and/or resell your security. Currently there is no market or liquidity for these shares and the company does not have any plans to list these shares on an exchange or other secondary market. At some point the company may choose to do so, but until then you should plan to hold your investment for a significant period of time before a "liquidation event" occurs. A "liquidation event" is when the company either lists their shares on an exchange, is acquired, or goes bankrupt.

The Company may not pay dividends for the foreseeable future. Unless otherwise specified in the offering documents and subject to state law, you are not entitled to receive any dividends on your interest in the Company. Accordingly, any potential investor who anticipates the need for current dividends or income from an investment should not purchase any of the securities offered on the Site.

Valuation and capitalization. Unlike listed companies that are valued publicly through market-driven stock prices, the valuation of private companies, especially startups, is difficult to assess and you may risk overpaying for your investment. In addition, there may be additional classes of equity with rights that are superior to the class of equity being sold.

You may only receive limited disclosure. While the company must disclose certain information, since the company is at an early-stage they may only be able to provide limited information about its business plan and operations because it does not have fully developed operations or a long history. The company may also only obligated to file information periodically regarding its business, including financial statements. A publicly listed company, in contrast, is required to file annual and quarterly reports and promptly disclose certain events through continuing disclosure that you can use to evaluate the status of your investment.

Investment in personnel. An early-stage investment is also an investment in the entrepreneur or management of the company. Being able to execute on the business plan is often an important factor in whether the business is viable and successful. You should be aware that a portion of your investment may fund the compensation of the company's employees, including its management. You should carefully review any disclosure regarding the company's use of proceeds.

Possibility of fraud. In light of the relative ease with which early-stage companies can raise funds, it may be the case that certain opportunities turn out to be money-losing fraudulent schemes. As with other investments, there is no guarantee that investments will be immune from fraud.

Lack of professional guidance. Many successful companies partially attribute their early success to the guidance of professional early-stage investors (e.g., angel investors and venture capital firms). These investors often negotiate for seats on the company's board of directors and play an important role through their resources, contacts and experience in assisting early-stage companies in executing on their business plans. An early-stage company may not have the benefit of such professional investors.

Representatives of SI Securities, LLC are affiliated with SI Advisors, LLC ("SI Advisors"). SI Advisors is an exempt investment advisor that acts as the General Partner of SI Selections Fund I, L.P. ("SI Selections Fund"). SI Selections Fund is an early stage venture capital fund owned by third-party investors. From time to time, SI Selections Fund may invest in offerings made available on the SeedInvest platform, including this offering. Investments made by SI Selections Fund may be counted towards the total funds raised necessary to reach the minimum funding target as disclosed in the applicable offering materials.

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Investor Agreements (1 file)	Folder

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Frequently Asked Questions

About Side by Side Offerings

What is Side by Side?
A Side by Side offering refers to a deal that is raising capital under two offering types. This Side by Side offering is raising under Regulation CF and Rule 506(c) of Regulation D.

What is a Form C?
The Form C is a document the company must file with the Securities and Exchange Commission ("SEC") which includes basic information about the company and its offering and is a condition to making a Reg CF offering available to investors. It is important to note that the SEC does not review the Form C, and therefore is not recommending and/or approving any of the securities being offered.
Before making any investment decision, it is highly recommended that prospective investors review the Form C filed with the SEC (included in the company's profile) before making any investment decision.

What is Rule 506(c) under Regulation D?
Rule 506(c) under Regulation D is a type of offering with no limits on how much a company may raise. The company may generally solicit their offering, but the company must verify each investor's status as an accredited investor prior to closing and accepting funds. To learn more about Rule 506(c) under Regulation D and other offering types check out our blog and academy.

What is Reg CF?
Title III of the JOBS Act outlines Reg CF, a type of offering allowing private companies to raise up to $1 million from all Americans. Prior capital raising options limited private companies to raising money only from accredited investors, historically the wealthiest ~2% of Americans. Like a Kickstarter campaign, Reg CF allows companies to raise funds online from their early adopters and the crowd. However, instead of providing investors a reward such as a t-shirt or a card, investors receive securities, typically equity, in the startups they back. To learn more about Reg CF and other offering types check out our blog and academy.

Making an Investment in ScentBox

How does investing work?
When you complete your investment on SeedInvest, your money will be transferred to an escrow account where an independent escrow agent will watch over your investment until it is accepted by ScentBox. Once ScentBox accepts your investment, and certain regulatory procedures are completed, your money will be transferred from the escrow account to ScentBox in exchange for your securities. At that point, you will be a proud owner in ScentBox.

What will I need to complete my investment?
To make an investment, you will need the following information readily available:

1. Personal information such as your current address and phone number
2. Employment and employer information
3. Net worth and income information
4. Social Security Number or passport
5. ABA bank routing number and checking account number (typically found on a personal check or bank statement)

If you are investing under Rule 506(c) of Regulation D, your status as an Accredited Investor will also need to be verified and you will be asked to provide documentation supporting your income, net worth, revenue, or net assets or a letter from a qualified advisor such as a Registered Investment Advisor, Registered Broker Dealer, Lawyer, or CPA.

How much can I invest?
An investor is limited in the amount that he or she may invest in a Reg CF offering during any 12-month period:

- If either the annual income or the net worth of the investor is less than $100,000, the investor is limited to the greater of $2,000 or 5% of the lesser of his or her annual income or net worth.
- If the annual income and net worth of the investor are both greater than $100,000, the investor is limited to 10% of the lesser of his or her annual income or net worth, to a maximum of $100,000.

Separately, ScentBox has set a minimum investment amount of US $1,000.
Accredited investors investing $20,000 or over do not have investment limits.

After My Investment

What is my ongoing relationship with the Issuer?
You are a partial owner of the company, you do own securities after all! But more importantly, companies which have raised money via Regulation CF must file information with the SEC and post it on their websites on an annual basis. Receiving regular company updates is important to keep shareholders educated and informed about the progress of the company and their investment. This annual report includes information similar to a company's initial Reg CF filing and key information that a company will want to share with its investors to foster a dynamic and healthy relationship.
In certain circumstances a company may terminate its ongoing reporting requirement if:

1. The company becomes a fully-reporting registrant with the SEC
2. The company has filed at least one annual report, but has no more than 300 shareholders of record
3. The company has filed at least three annual reports, and has no more than $10 million in assets
4. The company or another party purchases or repurchases all the securities sold in reliance on Section 4(a)(6)
5. The company ceases to do business

However, regardless of whether a company has terminated its ongoing reporting requirement per SEC rules, SeedInvest works with all companies on its platform to ensure that investors are provided quarterly updates. These quarterly reports will include information such as: (i) quarterly net sales, (ii) quarterly change in cash and cash on hand, (iii) material updates on the business, (iv) fundraising updates (any plans for next round, current round status, etc.), and (v) any notable press and news.

How can I sell my securities in the future?
Currently there is no market or liquidity for these securities. Right now ScentBox does not plan to list these securities on a national exchange or another secondary market. At some point ScentBox may choose to do so, but until then you should plan to hold your investment for a significant period of time before a "liquidation event" occurs. A "liquidation event" is when ScentBox either lists their securities on an exchange, is acquired, or goes bankrupt.

How do I keep track of this investment?
You can return to SeedInvest at any time to view your portfolio of investments and obtain a summary statement. If invested under Regulation CF you may also receive periodic updates from the company about their business, in addition to monthly account statements.

Other General Questions

Highlights

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Q&A with Founder

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What is this page about?

This is ScentBox's fundraising profile page, where you can find information that may be helpful for you to make an investment decision in their company. The information on this page includes the company overview, team bios, and the risks and disclosures related to this investment opportunity. If the company runs a side by side offering that includes an offering under Regulation CF, you may also find a copy of the ScentBox's Form C. The Form C includes important details about ScentBox's fundraise that you should review before investing.

How can I (or the company) cancel my investment under Regulation CF?

For offerings made under Regulation CF, you may cancel your investment at any time up to 48 hours before a closing occurs or an earlier date set by the company. You will be sent a reminder notification approximately five days before the closing or set date giving you an opportunity to cancel your investment if you had not already done so. Once a closing occurs, and if you have not canceled your investment, you will receive an email notifying you that your securities have been issued. If you have already funded your investment, your funds will be promptly refunded to you upon cancellation. To cancel your investment, you may go to your portfolio page

What if I change my mind about investing?

If you invest under any other offering type, you may cancel your investment at any time, for any reason until a closing occurs. You will receive an email when the closing occurs and your securities have been issued. If you have already funded your investment and your funds are in escrow, your funds will be promptly refunded to you upon cancellation. To cancel your investment, please go to your portfolio page.

EXHIBIT D
Investor Deck

EXHIBIT E
Video Transcripts

ScentBox.com

[Monthly Subscription For Designer Fragrances]

Craig DuAlba | Co-Founder





SCENTBOX

This presentation contains offering materials prepared solely by ScentBox without the assistance of SI Securities, and not subject to FINRA Rule 2210. In addition, this presentation may contain forward-looking statements and information relating to, among other things, the company, its business plan and strategy, and its industry. These statements reflect management's current views with respect to future events based information currently available and are subject to risks and uncertainties that could cause the company's actual results to differ materially. Investors are cautioned not to place undue reliance on these forward-looking statements as they are meant for illustrative purposes and they do not represent guarantees of future results, levels of activity, performance, or achievements, all of which cannot be made. Moreover, no person nor any other person or entity assumes responsibility for the accuracy and completeness of forward-looking statements, and is under no duty to update any such statements to conform them to actual results.



The Problem



1. Designer fragrances cost too much.

2. Over 1,000 new fragrances launched each year.

3. Hard and expensive to sample a variety of different fragrances.

These statements represent management's opinions. They do not represent guarantees of future results, levels of activity, performance, or achievements.

SCENTBOX

Solution

Easily Try New Scents
Discover new scents and receive a <u>30-day supply</u>, starting @ $14.95/mo. Choose from over 800 designer fragrances.



Save Money.
Give consumers the opportunity to try fragrances before buying full bottles, thus saving them money.



Expand Fragrance Library.
Gone are the days where people just have 1 signature fragrance. They want fragrances for different seasons, day, evening, etc.



SCENTB◆X



How It Works



Browse Selections
Using our search and advanced filtering tools, members choose fragrances.



Monthly Fragrance Calendar
Members fill up their monthly calendar with the fragrances they want to receive.



We Ship Each Month
Each month we'll ship their selection on their designated ship date.

SCENTBOX

Financials

Revenue Growth
(200% YOY)



USD Dollars
3 500 000
3 000 000
2 500 000
2 000 000
1 500 000
1 000 000
500 000
0
946 940
3 071 772
2017
2018

ScentBox.com was launched in beta in 2016 and first began operations as part of the founders' other company, Candle Bay, LLC. In May 2017, the founders created ScentBox, LLC as its own entity, and transferred all ScentBox related asset to the new entity. The only asset that currently remains with Candle Bay, LLC is ScentBox's trademark. The independent CPA has reviewed the financial statements for ScentBox, LLC for the year of 2017. The 2018 financial statements have not been reviewed by an independent CPA.

Member Data



22K Active Members

$325K USD
Average Monthly Revenue

$14.77 USD
Average Monthly Revenue Per Customer

SCENTB●X



Habits Of Female Consumers (US)

Wear Perfume — 96

Use 2 Or More Weekly — 87

Wear Perfume Daily — 74

Own 4 Or More Bottles — 73

Carry Perfume In Purse — 71

Percentage

● **Statista 2018**

SCENTB◆X

Our Member Base
(Percentage By Gender)



Men 34%

Women
66%

63% Of Adult Males Wear Cologne

SCENTBOX



Overall Fragrance Market

$37 Billion



Proprietary Technology / Expertise

- Founders have 20 years in online designer fragrance market.
- Streamlined order fulfillment process and proficiency using automation.
- In-House fulfillment to cut costs and improve customer experience.

SCENTB◆X

SCENTBOX

Competition

SCENTBIRD • NEW YORK •	OLFACTIF	DEBONAIR SCENT
ScentBird.com	Olfactif.com	DebonairScent.com
Current market leader ($28m in Funding) but has major customer experience and satisfaction issues. Does not offer exchanges and has limited selection compared to us.	Higher priced fragrance sampling, more niche fragrances, no ability to select your fragrance or exchange. They are curated and sent by them.	No ability to select your fragrance, curated by them. More limited selection, no ability to exchange.





This slide represents management's opinion and is meant for illustrative purposes. It does not represent the scope of competition in the marketplace, nor does it represent guarantees of future results, levels of activity, performance, or achievements.

SCENTBOX

Why is Scent Box better?



Larger Selection

Over 800 designer and niche fragrances to choose from. Competitors are more in the 400-500 fragrances.

Free Exchanges Every Month

Competitors often do not offer exchanges. Members tend to cancel if they continue to receive fragrances they don't like, this significantly reduces that possibility.



Experienced Team

20 years in the online designer fragrance space. In-house fulfillment & manufacturing experience along with online marketing & technical experience.



These statements represent management's opinions. They do not represent guarantees of future results, levels of activity, performance, or achievements.

Future Marketing Plans

SCENTBOX

Customer Acquisition & Partnerships



Influencer & Digital Marketing

Looking for additional capital to invest more heavily with influencer & social marketing as well as native advertising and affiliate partnerships.



Brand Partnerships

Looking to work more closely with fragrance & beauty brands. Also develop our own brand of products in this realm that we could offer members, such as candles, bath & body, etc.

This slide reflects management's current views with respect to future events based on information currently available and is subject to risks and uncertainties. This slide is meant for illustrative purposes and does not represent guarantees of future results, levels of activity, performance, or achievements.



SCENTBOX

Looking Forward:

Branded Products - Add our own line of products that members can choose from in their monthly choices.



SCENTBOX



Candles & Home Fragrance



Bath & Body



Cosmetics

This slide reflects management's current views with respect to future events based on information currently available and is subject to risks and uncertainties. This slide is meant for illustrative purposes and does not represent guarantees of future results, levels of activity, performance, or achievements.

Founding Team
"The Scent Brothers"





Les DuAlba, CEO
20+ years logistics & fulfillment experience. Handles all aspects of warehouse and fulfillment management, including streamlining and automation processes. CEO for sister companies Perfume Emporium and <u>MeFragrance.com</u>. Masters in Psychology from Chapman University, 1992



Craig DuAlba, CTO
20+ years development and marketing experience in the online fragrance space. Directly involved in all aspects of site development and online marketing. CTO for sister companies Perfume Emporium and <u>MeFragrance.com</u>. MBA from CSULB, 1999

ScentBox does not currently have signed employment agreements with the Company. Further, the two founders are still involved with their other company, Candle Bay, LLC.

SCENTB◆X

SCENTBOX

Member Testimonials

> "I think you guys are AMAZING. The scent is great, you guys really hit the nail on the head. WAY better than Scent Bird!

Rennee B, Redding CA

> "I have never been more happy and satisfied with any subscription service i have tried and there have been a lot...You have me as a customer always!

Kristine H, Murfreesboro TX

> "U guys are the bomb! Wayyy better than Scentbird! Thanks again for my new fragrances! Can't thank Scentbox enough!!

Toni C, Tampa FL

The individuals above were not compensated in exchange for their testimonials. In addition, their testimonials should not be construed as and/or considered investment advice.



SCENTBOX

Milestones & Money

We're looking for 12 months financing to reach 60,000 active members and $1MM Average Monthly Revenue

MILESTONES

- 200% Revenue Increase From 2017 to 2018 ($1MM to $3MM)
- 100% Active Member Increase From 2017 to 2018 (11K to 22K)
- $325K Average Monthly Revenue
- 60K Joined Member Base

12 MONTH GOAL

- 60K Active Member Base
- $1MM Average Monthly Revenue
- 125K Joined Member Base



The independent CPA has reviewed the financial statements for ScentBox, LLC for the year of 2017. The 2018 financial statements have not been reviewed by an independent CPA. This slide reflects management's current views with respect to future events based on information currently available and is subject to risks and uncertainties. This slide is meant for illustrative purposes and does not represent guarantees of future results, levels of activity, performance, or achievements.